                                                                  Exhibit (a)(1)

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                                       OF

                         COMPUTER SCIENCES CORPORATION

                                       AT

                               $108 NET PER SHARE

                                       BY

                          CAI COMPUTER SERVICES CORP.
                          A WHOLLY OWNED SUBSIDIARY OF

                    COMPUTER ASSOCIATES INTERNATIONAL, INC.

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
         TIME, ON MONDAY, MARCH 16, 1998, UNLESS THE OFFER IS EXTENDED

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE A NUMBER OF SHARES, INCLUDING THE PREFERRED STOCK PURCHASE RIGHTS ASSOCIATED THEREWITH (THE "RIGHTS"), WHICH, WHEN ADDED TO THE NUMBER OF SHARES (AND RIGHTS) BENEFICIALLY OWNED BY CAI COMPUTER SERVICES CORP. (THE "PURCHASER") AND ITS AFFILIATES, CONSTITUTES A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES (AND RIGHTS) OF COMPUTER SCIENCES CORPORATION (THE "COMPANY") ON A FULLY DILUTED BASIS, (2) THE RIGHTS HAVING BEEN REDEEMED BY THE BOARD OF DIRECTORS OF THE COMPANY OR THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER (AS HEREINAFTER DEFINED), (3) THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE NEVADA CONTROL SHARE ACQUISITION STATUTE IS INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER AND (4) THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE NEVADA BUSINESS COMBINATION STATUTE IS INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS. SEE THE INTRODUCTION AND SECTIONS 1, 14 AND 15.

              THE OFFER IS NOT CONDITIONED ON OBTAINING FINANCING.

                            ------------------------

                      THE DEALER MANAGER FOR THE OFFER IS:

                            BEAR, STEARNS & CO. INC.

February 17, 1998

                                   IMPORTANT

    Any stockholder desiring to tender all or any portion of such stockholder's Shares, and the associated Rights, should either (a) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) representing tendered Shares and, if separate, the certificate(s) representing the associated Rights, and any other required documents, to the Depositary or tender such Shares (and associated Rights, if applicable) pursuant to the procedures for book-entry transfer set forth in
Section 3 or (b) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. A stockholder whose Shares and, if applicable, associated Rights are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if he desires to tender such Shares and, if applicable, the associated Rights. Unless and until the Purchaser declares that the Rights Condition (as hereinafter defined) is satisfied, stockholders will be required to tender one associated Right for each Share tendered in order to effect a valid tender of such Share.

    A stockholder who desires to tender his Shares and associated Rights, and whose certificates representing such Shares (and, if applicable, associated Rights) are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares (and, if applicable, associated Rights) by following the procedures for guaranteed delivery set forth in Section 3.

    ON FEBRUARY 2, 1998, THE COMPANY PUBLICLY ANNOUNCED A TWO-FOR-ONE SPLIT OF THE SHARES (THE "ANNOUNCED STOCK SPLIT") IN THE FORM OF A 100% STOCK DIVIDEND THEREON (THE "STOCK SPLIT DIVIDEND"). THE COMPANY FURTHER ANNOUNCED THAT THE STOCK SPLIT DIVIDEND WILL BE PAYABLE ON MARCH 23, 1998 TO HOLDERS OF SHARES OF RECORD ON MARCH 2, 1998. UNLESS THE COMPANY RESCINDS THE ANNOUNCED STOCK SPLIT AND THE STOCK SPLIT DIVIDEND PRIOR TO THE RECORD DATE THEREFOR AND THE PURCHASER DETERMINES, IN ITS SOLE DISCRETION, THAT THE HOLDERS OF SHARES HAVE NO FURTHER RIGHTS WITH RESPECT TO THE ANNOUNCED STOCK SPLIT AND THE STOCK SPLIT DIVIDEND, THE PURCHASER, IN ITS SOLE DISCRETION, MAY MAKE SUCH ADJUSTMENTS AS IT DEEMS APPROPRIATE IN THE PURCHASE PRICE AND OTHER TERMS OF THE OFFER, INCLUDING (WITHOUT LIMITATION) IN THE NUMBER OF SECURITIES REQUIRED TO SATISFY THE MINIMUM CONDITION (AS HEREINAFTER DEFINED) AND REQUIRING TENDERING STOCKHOLDERS RECEIVING THE STOCK SPLIT DIVIDEND, IF ANY, TO RECEIVE AND HOLD SUCH DIVIDEND FOR THE ACCOUNT OF THE PURCHASER AND PROMPTLY REMIT AND TRANSFER SUCH DIVIDEND TO THE DEPOSITARY FOR THE ACCOUNT OF THE PURCHASER. IF THE EXPIRATION DATE (AS HEREINAFTER DEFINED) OCCURS PRIOR TO MARCH 23, 1998, THE PURCHASER INTENDS TO REQUIRE TENDERING STOCKHOLDERS RECEIVING THE STOCK SPLIT DIVIDEND, IF ANY, TO RECEIVE AND HOLD SUCH DIVIDEND FOR THE ACCOUNT OF THE PURCHASER AND PROMPTLY REMIT AND TRANSFER SUCH DIVIDEND TO THE DEPOSITARY FOR THE ACCOUNT OF THE PURCHASER AS A CONDITION TO A TENDER BEING VALID AND SUCH STOCKHOLDER BEING ENTITLED TO RECEIVE PAYMENT FOR SUCH TENDERED SHARES. IN THIS EVENT, THE PURCHASE PRICE OF $108 PER SHARE WILL NOT BE ADJUSTED. IF, HOWEVER, THE EXPIRATION DATE OCCURS ON OR AFTER MARCH 23, 1998, THE PURCHASER ANTICIPATES THAT THE PURCHASE PRICE FOR THE SHARES PURSUANT TO THE OFFER WILL BE ADJUSTED FOR THE EFFECT OF THE ANNOUNCED STOCK SPLIT TO AN AMOUNT EQUAL TO $54 PER SHARE FOR EACH SPLIT-ADJUSTED SHARE AND THAT THE MINIMUM CONDITION WILL BE DETERMINED BY REFERENCE TO SUCH INCREASED AMOUNT OF SHARES OUTSTANDING. SEE SECTION 13.

    Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

                               TABLE OF CONTENTS

                                                                                                                     PAGE
                                                                                                                     -----

INTRODUCTION....................................................................................................           1

THE TENDER OFFER................................................................................................           6

       1.  Terms of the Offer...................................................................................           6

       2.  Acceptance for Payment and Payment...................................................................           7

       3.  Procedures for Accepting the Offer and Tendering Shares and Rights...................................           9

       4.  Withdrawal Rights....................................................................................          13

       5.  Certain United States Tax Consequences...............................................................          13

       6.  Price Range of the Shares; Dividends.................................................................          14

       7.  Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Exchange Act
           Registration; Margin Regulations.....................................................................          15

       8.  Certain Information Concerning the Company...........................................................          16

       9.  Certain Information Concerning the Purchaser and Computer Associates.................................          18

      10.  Background of the Offer; Contacts with the Company...................................................          20

      11.  Purpose of the Offer and the Proposed Merger; Plans for the Company..................................          27

      12.  Source and Amount of Funds...........................................................................          31

      13.  Dividends and Distributions..........................................................................          33

      14.  Certain Conditions of the Offer......................................................................          34

      15.  Certain Legal Matters; Required Regulatory Approvals.................................................          38

      16.  Certain Fees and Expenses............................................................................          42

      17.  Miscellaneous........................................................................................          42

Schedule I -- Information Concerning Directors and Executive Officers of Computer Associates
            and the Purchaser...................................................................................         I-1

To the Holders of Shares of Common Stock
  (including the Associated Preferred Stock
  Purchase Rights) of Computer Sciences Corporation:

                                  INTRODUCTION

    CAI Computer Services Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Computer Associates International, Inc., a Delaware corporation ("Computer Associates"), hereby offers to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of Computer Sciences Corporation, a Nevada corporation (the "Company"), together with (unless and until the Purchaser declares that the Rights Condition (as defined below) has been satisfied) the associated Series A Junior Participating Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of December 21, 1988, amended and restated as of August 1, 1996 (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent"), at a purchase price of $108 per Share (and associated Right), net to the seller in cash, without interest thereon, in each case upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). Unless the context otherwise requires, (i) all references to "Shares" shall include the associated Rights, (ii) all references to the "Rights" shall include all benefits that may inure to holders of the Rights pursuant to the Rights Agreement and (iii) all references to "Shares" shall include any shares issued pursuant to the Stock Split Dividend (as defined below). On February 2, 1998, the Company publicly announced a two-for-one split of the Shares (the "Announced Stock Split") in the form of a 100% stock dividend thereon (the "Stock Split Dividend"). The Company further announced that the Stock Split Dividend will be payable on March 23, 1998 to holders of Shares of record on March 2, 1998. The $108 per Share offered in the Offer has been determined based on the Shares without giving effect to the Announced Stock Split. Information with respect to the effect of the Announced Stock Split on the terms of the Offer is set forth in Section 13.

    Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares or Rights by the Purchaser pursuant to the Offer. However, any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See Section 3. The Purchaser will pay all charges and expenses of Bear, Stearns & Co. Inc., as Dealer Manager (the "Dealer Manager"), First Chicago Trust Company of New York, as Depositary (the "Depositary"), and MacKenzie Partners, Inc., as Information Agent (the "Information Agent"), incurred in connection with the Offer. See Section 16.

    The purpose of the Offer is to enable Computer Associates to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all the Shares. Computer Associates currently intends, as soon as practicable following consummation of the Offer, to propose and seek to have the Company consummate a merger or similar business combination with the Purchaser or another direct or indirect wholly owned subsidiary of Computer Associates (the "Proposed Merger"). The purpose of the Proposed Merger is to acquire all Shares not tendered and purchased pursuant to the Offer or otherwise. Pursuant to the Proposed Merger, each then outstanding Share (other than Shares owned by the Purchaser, Computer Associates or any of their subsidiaries, Shares held in the treasury of the Company and Shares owned by stockholders who perfect any available appraisal rights under Chapters 78 and 92A of the Nevada Revised Statutes (the "Nevada Law")) would be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer.

    Although the Purchaser will seek to have the Company consummate the Proposed Merger as soon as practicable after consummation of the Offer, if the Board of Directors of the Company opposes the Offer and the Proposed Merger, certain terms of the Rights and certain provisions of the Nevada Law may affect the ability of the Purchaser to consummate the Offer, to obtain control of the Company and to effect the Proposed Merger. Accordingly, the timing and details of the Proposed Merger will depend on a variety of factors and legal requirements, the actions of the Board of Directors of the Company, the number of Shares acquired by the Purchaser pursuant to the Offer and whether the Minimum Condition, the Rights Condition, the Control Share Condition and the Business Combination Condition (each as defined below) are satisfied or waived.

    Computer Associates intends to solicit (the "Solicitation") holders of Shares with respect to one or more of (i) written consents to act in lieu of a meeting, (ii) proxies to act at any meeting of stockholders held pursuant to the Control Share Acquisition Statute (as defined below) and (iii) agent designations for the call of a special meeting of holders of Shares pursuant to
Article II, Section 2 of the Company's Amended and Restated Bylaws (the "Bylaws"), each to adopt or facilitate the adoption of the Proposals (as defined below). The Proposals are targeted principally at (1) replacing the existing directors of the Company with directors who are committed, subject to their fiduciary duties, to removing any impediments to the ability of holders of Shares to choose freely whether to accept the Offer and approve the Proposed Merger (the "Director Replacement Proposals") and (2) clarifying that the Company's Board of Directors may not delay the Company's annual meeting of stockholders (the "Annual Meeting") at which Computer Associates will seek to replace the Company's existing directors if this action cannot be accomplished by consent or at a special meeting, and limiting the Board's ability to take certain defensive actions (the "Anti-Entrenchment Proposals" and, together with the Director Replacement Proposals, the "Proposals"). The Solicitation will be made only pursuant to separate solicitation materials, preliminary copies of which were filed with the Securities and Exchange Commission (the "Commission") on February 17, 1998, which comply with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

    On February 17, 1998, Computer Associates filed its Complaint (the "Complaint") for Injunctive and Declaratory Relief in the United States District Court for the District of Nevada (the "Court"). The Complaint requests that the Company be enjoined from taking actions to impede the exercise of the shareholder franchise, or the consummation of the Offer, and that the Company be required to render inapplicable various anti-takeover devices including the Rights Agreement, so that the Offer may be consummated.

    The Complaint also seeks various declarations pursuant to the Nevada Law and the Bylaws regarding the Solicitation. Computer Associates has asked the Court to declare that the holders of a majority of the Shares may act, by written consent or vote, to amend the Bylaws. Computer Associates also has asked the Court to declare that the holders of two-thirds of the Shares may act, by written consent or vote, to remove a sufficient number of the existing directors to be able to designate a majority of the members of the Company's Board of Directors. Computer Associates has moved the Court for an expedited determination of these issues. That motion is pending before the Court.

    Computer Associates intends to continue to seek to negotiate with the Company with respect to the acquisition of the Company by Computer Associates. The Purchaser reserves the right to amend the Offer upon entry into an acquisition agreement or other agreement regarding a business combination with the Company or otherwise or to negotiate an acquisition agreement or other agreement regarding a business combination with the Company not involving a tender offer. See Section 14.

    THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR WITH RESPECT TO THE ANNUAL MEETING OR ANY SPECIAL MEETING OF THE COMPANY'S STOCKHOLDERS. ANY SUCH SOLICITATION WHICH COMPUTER ASSOCIATES OR THE PURCHASER MAY MAKE WILL BE MADE ONLY PURSUANT

TO SEPARATE SOLICITATION MATERIALS COMPLYING WITH ALL APPLICABLE REQUIREMENTS OF
SECTION 14(a) OF THE EXCHANGE ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

CERTAIN CONDITIONS TO THE OFFER

    The Offer is subject to the fulfillment of certain conditions, including the following:

    MINIMUM CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED (THE "MINIMUM CONDITION") UPON THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN SECTION 1) A NUMBER OF SHARES, WHICH WHEN ADDED TO THE NUMBER OF SHARES OWNED BY THE PURCHASER AND ITS AFFILIATES, CONSTITUTES A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE.

    According to the Company's Quarterly Report on Form 10-Q for the quarter ended December 26, 1997 (the "December 1997 10-Q"), at December 26, 1997, 77,952,347 Shares were issued and outstanding. According to the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 1997 (the "1997 10-K"), at March 28, 1997, options covering a total of 6,578,881 Shares were outstanding under the Company's various stock option plans. Computer Associates currently beneficially owns 170,000 Shares. Based on the foregoing and assuming that no options were granted after March 28, 1997, and no options were exercised or expired from March 29, 1997 through December 26, 1997, there would be 84,531,228 Shares outstanding on a fully diluted basis and the Minimum Condition would be satisfied if 42,095,614 Shares are validly tendered pursuant to the Offer and not properly withdrawn. However, the actual number of Shares that must be validly tendered pursuant to the Offer and not properly withdrawn in order to satisfy the Minimum Condition will depend on the facts as they exist on the date of purchase.

    RIGHTS CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED (THE "RIGHTS CONDITION") UPON THE RIGHTS HAVING BEEN REDEEMED BY THE BOARD OF DIRECTORS OF THE COMPANY OR THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER. THE RIGHTS ARE DESCRIBED IN THE COMPANY'S REGISTRATION STATEMENT ON FORM 8-A, DATED DECEMBER 21, 1988, AS AMENDED (THE "COMPANY 8-A"), AND A SUMMARY DESCRIPTION IS PROVIDED BELOW AND IN SECTION 11. THE FOLLOWING SUMMARY IS BASED ON INFORMATION CONTAINED IN THE COMPANY 8-A.

    The Rights Agreement provides that, until the close of business on the Distribution Date (as defined in Section 11), the Rights will be represented by and transferred with the associated Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates representing the Shares will constitute the transfer of the Rights associated with the Shares represented by such certificate. The Rights Agreement further provides that, following the Distribution Date, the Rights become exercisable, and separate certificates evidencing the Rights ("Rights Certificates") will be mailed to the holders of record of the outstanding Shares.

    The Rights Agreement provides that, at any time prior to the close of business on the earliest of (i) the tenth business day after the first public announcement that a person has become an Acquiring Person (as defined in Section
11), (ii) the date an Acquisition Event (as defined in Section 11) has occurred and (iii) the Final Expiration Date (as defined in Section 11), the Board of Directors of the Company may direct the Company to redeem the Rights in whole, but not in part, at a price of $.01 per Right (except as provided in the Rights Agreement).

    Based on publicly available information, the Purchaser believes that, as of February 17, 1998, the Rights were not exercisable, Rights Certificates had not been issued and the Rights were evidenced by the

Shares. The Purchaser believes that, as a result of the commencement of the Offer on February 17, 1998, the Distribution Date may occur as early as March 3, 1998, unless prior to such date the Company's Board of Directors redeems the Rights or takes action to delay the Distribution Date. The Distribution Date may also occur sooner. See Section 11.

    THE CONTROL SHARE CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED (THE "CONTROL SHARE CONDITION") UPON THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT SECTIONS 78.378 THROUGH 78.3793 OF THE NEVADA LAW (THE "NEVADA CONTROL SHARE ACQUISITION STATUTE") ARE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER.

    Pursuant to the Nevada Control Share Acquisition Statute, an "acquiring person," who acquires a "controlling interest" in an "issuing corporation," may not exercise voting rights as to any "control shares" unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a meeting of such stockholders. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares, is entitled to demand payment for the fair value of such stockholder's shares, and the corporation must comply with the demand. For purposes of the provisions under this subsection, "acquiring person" means any person who, individually or in association with others, acquires or offers to acquire, directly or indirectly, the ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise
(i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority and/or (iii) a majority or more of the voting power of the issuing corporation in the election of directors. Voting rights must be conferred by a majority of the outstanding voting shares of disinterested stockholders as each threshold is reached and/or exceeded.

    "Control shares" means those outstanding voting shares of an issuing corporation which an acquiring person acquires or offers to acquire in an acquisition or within 90 days immediately preceding the date when the acquiring person became an acquiring person. "Issuing corporation" means a corporation that is organized in Nevada, has 200 or more stockholders (at least 100 of whom are stockholders of record and residents of Nevada) and does business in Nevada directly or through an affiliated corporation.

    The above provisions do not apply if, prior to the acquisition, the articles of incorporation or bylaws of the Company to be in effect on the tenth day following the acquisition of a controlling interest by an acquiring person provide that said provisions do not apply. The Company's Restated Articles of Incorporation, as amended (the "Articles"), and its Bylaws currently do not exclude the Company from the restrictions imposed by such provisions. The Control Share Condition would be satisfied if, prior to the acquisition, the Bylaws were amended such that, on the tenth day following consummation of the Offer, the Bylaws provide that the provisions of the Nevada Control Share Acquisition Statute do not apply, or if the Purchaser, in its sole discretion, were satisfied that the Nevada Control Share Acquisition Statute was invalid or its restrictions were otherwise inapplicable to the Purchaser in connection with the Offer and the Proposed Merger for any reason, including, without limitation, those specified in the Nevada Control Share Acquisition Statute.

    THE BUSINESS COMBINATION CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED (THE "BUSINESS COMBINATION CONDITION") UPON THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT SECTIONS 78.411 THROUGH 78.444 OF THE NEVADA LAW (THE "NEVADA BUSINESS COMBINATION STATUTE") ARE INAPPLICABLE TO THE PURCHASER IN CONNECTION WITH THE OFFER AND THE PROPOSED MERGER.

    The Nevada Business Combination Statute restricts the ability of a "resident domestic corporation" to engage in any combination with an "interested stockholder" for three years following the date on which the interested stockholder acquired the shares that caused such stockholder to become an interested stockholder, unless the combination or the purchase of shares by the interested stockholder on the date on which the interested stockholder acquired the shares that caused such stockholder to become an interested stockholder is approved by the board of directors of the resident domestic corporation before that date.

    If the combination was not previously approved, the interested stockholder may effect a combination after the three-year period only if such stockholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria.

    For purposes of the above provisions, "resident domestic corporation" means a Nevada corporation that has 200 or more stockholders. "Interested stockholder" means any person, other than the resident domestic corporation or its subsidiaries, who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (ii) an affiliate or associate of the resident domestic corporation and, at any time within three years immediately before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that so elect in their articles of incorporation or in a charter amendment approved by a majority of the outstanding voting shares of disinterested stockholders. Such a charter amendment, however, would not become effective for 18 months after its passage and could apply only to stock acquisitions occurring after its effective date. The Articles do not exclude the Company from the restrictions imposed by such provisions.

    The Business Combination Condition would be satisfied if the Company's Board of Directors approved the Offer and the Proposed Merger prior to consummation of the Offer and the Proposed Merger or if the Purchaser, in its sole discretion, were satisfied that the Nevada Business Combination Statute was invalid or its restrictions were otherwise inapplicable to the Purchaser in connection with the Offer and the Proposed Merger for any reason, including, without limitation, those specified in the Nevada Business Combination Statute.

    Certain other conditions to the consummation of the Offer are described in
Section 14. The Purchaser expressly reserves the right, in its sole discretion, to waive any one or more of the conditions to the Offer. See Sections 14 and 15.

    THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

    1. TERMS OF THE OFFER. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and thereby purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 4 on or prior to the Expiration Date. The term "Expiration Date" means 12:00 Midnight, New York City time, on Monday, March 16, 1998, unless and until the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the time and date at which the Offer, as so extended by the Purchaser, shall expire.

    The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason, including the occurrence of any of the events specified in
Section 14, by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such stockholder's Shares. See Section 4.

    Subject to the applicable regulations of the Commission, the Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time, to (i) delay acceptance for payment of or, regardless of whether such Shares were theretofore accepted for payment, payment for any Shares pending receipt of any regulatory or governmental approvals specified in Section 15,
(ii) terminate the Offer (whether or not any Shares have theretofore been accepted for payment) if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14 and (iii) waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and, other than in the case of any such waiver, by making a public announcement thereof. The Purchaser acknowledges that (i) Rule 14e-1(c) under the Exchange Act requires the Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) the Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the preceding sentence), any Shares upon the occurrence of any event specified in Section 14 without extending the period of time during which the Offer is open.

    The rights reserved by the Purchaser in the preceding paragraph are in addition to the Purchaser's rights pursuant to Section 14. Any such extension, delay, termination or amendment will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other public announcement.

    If the Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the relative materiality, of the changes. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination and investor response. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

    Unless and until the Purchaser declares that the Rights Condition is satisfied, stockholders will be required to tender one associated Right for each Share tendered to effect a valid tender of such Share. See Sections 3 and 11.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE SATISFACTION OF THE MINIMUM CONDITION, THE RIGHTS CONDITION, THE CONTROL SHARE CONDITION AND THE BUSINESS COMBINATION CONDITION AND THE EXPIRATION OR TERMINATION OF ALL WAITING PERIODS IMPOSED BY THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE REGULATIONS THEREUNDER (THE "HSR ACT"), AND THE SATISFACTION OF THE OTHER CONDITIONS SET FORTH IN SECTION 14. The Purchaser reserves the right (but shall not be obligated), in accordance with applicable rules and regulations of the Commission, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied, the Purchaser may, in its sole discretion, elect to (i) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer, (ii) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, accept for payment all Shares so tendered and not extend the Offer or (iii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders. In the event that the Purchaser waives any condition set forth in
Section 14, the Commission may, if the waiver is deemed to constitute a material change to the information previously provided to the stockholders, require that the Offer remain open for an additional period of time and/or that the Purchaser disseminate information concerning such waiver.

    Requests are being made to the Company pursuant to Rule 14d-5 under the Exchange Act for the use of the Company's stockholder list, its list of holders of Rights and security position listings for the purpose of disseminating the Offer to holders of Shares. Upon compliance by the Company with such request, this Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed to record holders of Shares and Rights and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list and list of holders of Rights, if applicable, or who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares and Rights. A request under Nevada Law for the Company's stockholder list is also being made to the Company.

    2. ACCEPTANCE FOR PAYMENT AND PAYMENT. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), the Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 4) prior to the Expiration Date promptly after the later to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions to the Offer set forth in Section 14. In addition, subject to applicable rules of the Commission, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory or governmental approvals specified in
Section 15.

    For information with respect to approvals required to be obtained prior to the consummation of the Offer, including under the HSR Act and the European Community Regulation 4064/89 (the "EC Merger Regulation"), see Section 15.

    In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates evidencing such Shares ("Share Certificates") and, if applicable, Rights Certificates for the associated Rights, or, in the case of Shares, timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of such Shares and, if applicable, Rights, into the Depositary's account at The Depository Trust Company or Philadelphia Depository Trust Company (collectively, the "Book-Entry Transfer Facilities") pursuant to the procedures set forth in Section 3, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

    The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares and, if applicable, the Rights which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

    Unless and until the Purchaser declares that the Rights Condition is satisfied, if rights certificates have been distributed to holders of Shares, such holders are required to tender, or make book-entry transfer of, Rights Certificates representing a number of Rights equal to the number of Shares being tendered in order to effect a valid tender of such Shares.

    For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to validly tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID BY THE PURCHASER. If, for any reason whatsoever, acceptance for payment of or payment for any Shares and Rights tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Shares and Rights tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Depositary may, nevertheless, on behalf of the Purchaser and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Shares and Rights and such Shares and Rights may not be withdrawn except to the extent that the tendering stockholder is entitled to and duly exercises withdrawal rights as described in
Section 4.

    If any tendered Shares are not accepted for payment for any reason or if Share Certificates are submitted representing more Shares than are tendered, Share Certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained within such Book-Entry Transfer Facility), in each case with the Rights Certificates, if any, as promptly as practicable following the expiration, termination or withdrawal of the Offer.

    IF, PRIOR TO THE EXPIRATION DATE, THE PURCHASER SHALL INCREASE THE CONSIDERATION OFFERED TO HOLDERS OF SHARES PURSUANT TO THE OFFER, SUCH INCREASED CONSIDERATION SHALL BE PAID TO ALL HOLDERS OF SHARES THAT ARE PURCHASED PURSUANT TO THE OFFER, WHETHER OR NOT SUCH SHARES WERE TENDERED PRIOR TO SUCH INCREASE IN CONSIDERATION.

    The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of the Purchaser's subsidiaries or affiliates the right to purchase all or any portion of the Shares and Rights tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

    3.  PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES AND RIGHTS.

VALID TENDER OF SHARES AND RIGHTS

    Except as set forth below, in order for Shares and (prior to the Distribution Date) Rights to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares and (prior to the Distribution Date) Rights, and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (i) Share Certificates and, if applicable, Rights Certificates representing tendered Shares and Rights must be received by the Depositary, or such Shares and Rights must be tendered pursuant to the procedure for book-entry transfer set forth below and Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or (ii) the guaranteed delivery procedures set forth below must be complied with.

    IF THE PURCHASER DECLARES THAT THE RIGHTS CONDITION IS SATISFIED, THE PURCHASER WILL NOT REQUIRE DELIVERY OF RIGHTS. UNLESS AND UNTIL THE PURCHASER DECLARES THAT THE RIGHTS CONDITION IS SATISFIED, HOLDERS OF SHARES WILL BE REQUIRED TO TENDER ONE ASSOCIATED RIGHT FOR EACH SHARE TENDERED IN ORDER TO EFFECT A VALID TENDER OF SUCH SHARE.

    THE METHOD OF DELIVERY OF SHARE CERTIFICATES, RIGHTS CERTIFICATES (IF APPLICABLE), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

SEPARATE DELIVERY OF RIGHTS CERTIFICATES

    If the Distribution Date has not occurred prior to the Expiration Date, a tender of Shares will also constitute a tender of the associated Rights. If the Distribution Date has occurred and Rights Certificates are distributed by the Company to holders of Shares prior to the time a holder's Shares are tendered pursuant to the Offer, in order for Rights (and the corresponding Shares) to be validly tendered, Rights Certificates representing a number of Rights equal to the number of Shares tendered must be delivered to the Depositary or, if available, a Book-Entry Confirmation received by the Depositary with respect thereto. If the Distribution Date has occurred and Rights Certificates are not distributed prior to the time Shares are tendered pursuant to the Offer, Rights may be tendered prior to a stockholder receiving Rights Certificates by use of the guaranteed delivery procedure described below. In any case, a tender of Shares constitutes an agreement by the tendering stockholder to deliver Rights Certificates representing a number of Rights equal to the number of Shares tendered pursuant to the Offer to the Depositary within three business days after the date Rights Certificates are distributed. The Purchaser reserves the right to require that the Depositary receive Rights Certificates, or a Book-Entry Confirmation, if available, with respect to such Rights, prior to accepting the related Shares for payment pursuant to the Offer if the Distribution Date has occurred prior to the Expiration Date.

BOOK-ENTRY TRANSFER

    The Depositary will make a request to establish accounts with respect to the Shares at each of the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of any Book-Entry Transfer

Facility may make Book-Entry delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be complied with.

    If the Distribution Date occurs, to the extent that the Rights become eligible for book-entry transfer under procedures established by a particular Book-Entry Transfer Facility, the Depositary will also make a request to establish an account with respect to the Rights at each of the Book-Entry Transfer Facilities. No assurance can be given that book-entry delivery of Rights will be available. If book-entry delivery of Rights is available, the foregoing book-entry transfer procedures will also apply to Rights. Otherwise, if Rights Certificates have been issued, a tendering stockholder will be required to tender Rights by means of physical delivery to the Depositary of Rights Certificates (in which event references in this Offer to Purchase to Book-Entry Confirmations with respect to Rights will be inapplicable) or pursuant to the guaranteed delivery procedure set forth below.

    DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

SIGNATURE GUARANTEES

    Signatures on all Letters of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (an "Eligible Institution"), unless the Shares and Rights tendered thereby are tendered (i) by a registered holder of Shares and Rights who has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

    If the Share Certificates or Rights Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates or Rights Certificates for unpurchased Shares or Rights are to be issued or returned to, a person other than the registered holder, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on such certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the appropriate Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

    If the Share Certificates and Rights Certificates are forwarded separately to the Depositary, a properly completed and duly executed appropriate Letter of Transmittal (or facsimile thereof) must accompany each such delivery.

GUARANTEED DELIVERY

    If a stockholder desires to tender Shares and Rights pursuant to the Offer and such stockholder's Share Certificates or, if applicable, Rights Certificates are not immediately available (including, if the Distribution Date has occurred, because Rights Certificates have not yet been distributed by the Company) or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date, or, in the case of Shares, the procedures for book-entry transfer cannot be completed on a timely basis, such Shares or Rights may nevertheless be tendered if all of the following guaranteed delivery procedures are duly complied with:

    (i) such tender is made by or through an Eligible Institution;

    (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received by the Depositary, as provided below, on or prior to the Expiration Date; and

    (iii) the Share Certificates and Rights Certificates (or a Book-Entry Confirmation) representing all tendered Shares and Rights, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Depositary within (x) in the case of Shares, three New York Stock Exchange, Inc. ("NYSE") trading days after the date of execution of such Notice of Guaranteed Delivery or (y) in the case of Rights, a period ending on the later of (1) three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery and (2) three business days after the date Rights Certificates are distributed to stockholders by the Company.

    The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

    Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, such Shares, and if the Distribution Date has occurred, Rights Certificates for, or a Book-Entry Confirmation, if available, with respect to, the associated Rights (unless the Purchaser elects, in its sole discretion, to make payment for such Shares pending receipt of the Rights Certificates for, or a Book-Entry Confirmation with respect to, such Rights), a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, Rights, an Agent's Message) and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders at the same time, and will depend upon when Share Certificates (or Rights Certificates) are received by the Depositary or Book-Entry Confirmations of the Shares (or Rights, if available) are received into the Depositary's account at a Book-Entry Transfer Facility.

    If the Rights Condition is satisfied, the guaranteed delivery procedure with respect to Rights Certificates and the requirement for the tender of Rights will no longer apply.

BACKUP FEDERAL INCOME TAX WITHHOLDING

    UNDER THE BACKUP FEDERAL INCOME TAX WITHHOLDING APPLICABLE TO CERTAIN STOCKHOLDERS (OTHER THAN CERTAIN EXEMPT STOCKHOLDERS, INCLUDING, AMONG OTHERS, ALL CORPORATIONS AND CERTAIN FOREIGN INDIVIDUALS), THE DEPOSITARY MAY BE REQUIRED TO WITHHOLD 31% OF THE AMOUNT OF ANY PAYMENTS MADE TO SUCH STOCKHOLDERS PURSUANT TO THE OFFER. TO PREVENT

BACKUP FEDERAL INCOME TAX WITHHOLDING, EACH SUCH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. SEE INSTRUCTION 9 OF THE LETTER OF TRANSMITTAL.

APPOINTMENT AS PROXY

    By executing the Letter of Transmittal, a tendering stockholder irrevocably appoints designees of the Purchaser, and each of them, as such stockholder's attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares and, if applicable, Rights tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or Rights and other securities or rights issued or issuable in respect of such Shares and Rights on or after the date of this Offer to Purchase. All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Shares and Rights. Such appointment will be effective upon the acceptance for payment of such Shares and Rights by the Purchaser in accordance with the terms of the Offer. Upon such acceptance for payment, all other powers of attorney and proxies given by such stockholder with respect to such Shares, Rights, and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will, with respect to the Shares and Rights and such other securities and rights for which such appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's stockholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting or otherwise. In order for Shares and Rights to be deemed validly tendered, immediately upon the acceptance for payment of such Shares and Rights, the Purchaser or its designee must be able to exercise full voting rights with respect to such Shares, Rights and other securities, including voting at any meeting of stockholders.

DETERMINATION OF VALIDITY

    All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares or Rights will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares or Rights of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders.

    The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Shares or Rights will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived by the Purchaser. None of the Purchaser or any of its affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

    The Purchaser's acceptance for payment of Shares and, if applicable, Rights tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

    4. WITHDRAWAL RIGHTS. Except as otherwise provided in this Section 4, tenders of Shares and Rights made pursuant to the Offer are irrevocable. Shares and Rights tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after April 17, 1998 (or such later date as may apply in case the Offer is extended). A withdrawal of Shares will also constitute a withdrawal of the associated Rights. Rights may not be withdrawn unless the associated Shares are also withdrawn.

    If, for any reason whatsoever, acceptance for payment of any Shares and Rights tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Shares and Rights tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Depositary may, nevertheless, on behalf of the Purchaser and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Shares and Rights and such Shares and Rights may not be withdrawn except to the extent that the tendering stockholder is entitled to and duly exercises withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

    For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares and Rights to be withdrawn, the number of Shares and Rights to be withdrawn, and (if Share Certificates and Rights Certificates have been tendered) the name of the registered holder of the Shares and Rights as set forth in the Share Certificate and Rights Certificate, if different from that of the person who tendered such Shares and Rights. If Share Certificates and Rights Certificates have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the tendering stockholder must submit the serial numbers shown on the particular certificates evidencing the Shares and Rights to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares and Rights tendered for the account of an Eligible Institution. If Shares and Rights have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and Rights, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals of Shares and Rights may not be rescinded. Any Shares and Rights properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in
Section 3.

    All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding. None of the Purchaser or any of its affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

    5. CERTAIN UNITED STATES TAX CONSEQUENCES. The receipt of cash for Shares pursuant to the Offer or the Proposed Merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. For federal income tax purposes, each selling stockholder would generally recognize gain or loss equal to the difference between the amount of cash received and such stockholder's adjusted tax basis for the sold Shares (together with the Rights). Such gain or loss will be capital gain or loss (assuming the Shares are held as a capital asset) and any such capital gain or loss will be long term if, as of the date of sale, the Shares were held for more than one year or will be short term if, as of such date, the Shares were held for one year or less. For individuals and certain other non-corporate taxpayers, there is also a mid-term holding period of more than one year, but not more than 18 months.

    For United States federal income tax purposes, it is unclear whether amounts received with respect to the redemption of Rights by the Company should be treated as additional consideration for the Shares or as a dividend or other ordinary income or as capital gain.

    The foregoing discussion may not be applicable to certain stockholders of the Company, including persons who acquired Shares pursuant to the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the United States and foreign corporations, persons holding Shares in a straddle, hedging, or conversion transaction, and entities that are otherwise subject to special tax treatment (such as broker-dealers, insurance companies, tax-exempt organizations, financial institutions and passthrough entities).

    Unless a stockholder complies with certain reporting and/or certification procedures or is an exempt recipient under applicable provisions of the Code and Treasury Regulations, such stockholder may be subject to withholding tax of 31% with respect to any cash payments received pursuant to the Offer or the Proposed Merger. Stockholders should consult their brokers or the Depositary to ensure compliance with such procedures. Foreign stockholders should consult with their own tax advisors regarding withholding taxes in general.

    THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED ON THE CODE AND TREASURY REGULATIONS CURRENTLY IN FORCE WHICH MAY BE AMENDED AT ANY TIME, POSSIBLY WITH RETROACTIVE EFFECT. EACH STOCKHOLDER IS URGED TO CONSULT SUCH STOCKHOLDER'S TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE OFFER AND PROPOSED MERGER, INCLUDING FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES.

    6. PRICE RANGE OF THE SHARES; DIVIDENDS. The Shares are listed and traded on the NYSE under the symbol "CSC." The following table sets forth, for the periods indicated, the reported high and low sales prices for the Shares on the NYSE.

                         COMPUTER SCIENCES CORPORATION

CALENDAR YEAR                                                                                   HIGH    LOW
-----------------------------------------------------------------------------------------------------  -----
1996
First Quarter................................................................................... $ 80 3/4 $ 65 1/8
Second Quarter..................................................................................   79 1/2   68 1/8
Third Quarter...................................................................................   77 1/4   64 1/8
Fourth Quarter..................................................................................   86 1/2   70
1997
First Quarter...................................................................................   82 3/8   61 5/8
Second Quarter..................................................................................   80 1/8   57 7/8
Third Quarter...................................................................................   83 1/8   69
Fourth Quarter..................................................................................   87 3/4   67 1/4
1998
First Quarter (through February 13).............................................................  113 1/2   79 15/16

    On December 17, 1997, the last trading day prior to the date on which Computer Associates commenced discussions with the Company regarding a potential business combination, the last reported sale price on the NYSE for the Shares was $81 5/8. On February 13, 1998, the last trading day prior to the commencement of the Offer on February 17, 1998, the last reported sale price on the NYSE for the Shares was $107 3/8. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

    According to the 1997 10-K and the December 1997 10-Q, the Company did not declare or pay any cash dividends on the Shares during fiscal 1996 or 1997 or during the first three quarters of fiscal 1998.

    The Purchaser believes, based upon publicly available information, that as of the date of this Offer to Purchase, the Rights are listed on the NYSE and all Rights are attached to the associated Shares and are not traded separately. As a result, the sale prices per Share set forth above are also the high and low sale prices per Share and associated Right during all such periods. Upon the occurrence of the Distribution Date, the Rights are to detach, and may trade separately, from the Shares. See Section 11. The Purchaser believes that, as a result of the commencement of the Offer on February 17, 1998, the Distribution Date may occur as early as March 3, 1998, unless prior to such date the Company's Board of Directors redeems the Rights or takes action to delay the Distribution Date. The Distribution Date may also occur sooner. See Section 11. IF THE DISTRIBUTION DATE OCCURS AND THE RIGHTS BEGIN TO TRADE SEPARATELY FROM THE SHARES, STOCKHOLDERS ARE ALSO URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE RIGHTS.

    7. POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES; STOCK EXCHANGE LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS.

POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES

    The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer price therefor.

STOCK EXCHANGE LISTING

    Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE, and may, therefore, be delisted from the NYSE. According to the NYSE's published guidelines, the NYSE would consider delisting the Shares if, among other things, the number of record holders of at least 100 Shares should fall below 1,200, the number of publicly held Shares (exclusive of holdings of officers, directors, their immediate families and other concentrated holdings of 10% or more ("NYSE Excluded Holdings")) should fall below 600,000 or the aggregate market value of publicly held Shares (exclusive of NYSE Excluded Holdings) should fall below $5,000,000.

    According to the 1997 10-K, as of June 2, 1997, there were 10,947 holders of record of Shares. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market and prices for such Shares could be adversely affected.

    If the NYSE were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations would be reported by such exchange, through the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or other sources. Such trading and the availability of such quotations would, however, depend upon the number of stockholders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act as described below and other factors.

EXCHANGE ACT REGISTRATION

    The Shares are currently registered under the Exchange Act. The purchase of Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by the Company to the Commission if the Shares are not listed on a "national securities exchange" and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirements of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) or 14(c) and the related requirement of an annual report, no longer applicable to the Company. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions would no longer be applicable to the Company. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933 may be impaired or, with respect to certain persons, eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for stock exchange listing or NASDAQ reporting. The Purchaser intends to seek to cause the Company to terminate the registration of the Shares as soon after the consummation of the Offer or Proposed Merger as the requirements for termination of registration are met.

    Based upon publicly available information, the Purchaser believes that, as of the date of this Offer to Purchase, the Rights are registered under the Exchange Act and are listed on the NYSE, but are attached to the Shares and are not separately transferable. The Purchaser believes that, as a result of the commencement of the Offer on February 17, 1998, the Distribution Date may occur as early as March 3, 1998, unless prior to such date the Company's Board of Directors redeems the Rights or takes action to delay the Distribution Date. The Distribution Date may also occur sooner. See Section 11. The Rights Agreement provides that, following the Distribution Date, certificates evidencing the Rights will be sent to all holders of Rights and Rights will become transferable apart from the Shares. See Section 11. If the Distribution Date occurs and the Rights separate from the Shares, the foregoing discussion with respect to the effect of the Offer on the market for the Shares, stock exchange listings and Exchange Act registration would apply to the Rights in a similar manner.

MARGIN REGULATIONS

    The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

    8. CERTAIN INFORMATION CONCERNING THE COMPANY. The Company is a Nevada corporation with its principal executive offices located at 2100 East Grand Avenue, El Segundo, California 90245. The following description of the Company's business has been taken from the 1997 Form 10-K:

    The Company was founded in 1959 and is among the world leaders in the information technology services industry. The Company specializes in the application of advanced and complex information technology and offers a broad array of professional services to industry and government, including operating all or a portion of a customer's technology infrastructure and designing, developing, implementing and integrating complete information systems. The Company has enhanced its breadth of service offerings through expansion in outsourcing and strategic acquisitions across a number of geographic and vertical industry segments. The Company's principal markets served are the U.S. commercial markets, international markets and the United States federal government.

    The selected financial information of the Company and its consolidated subsidiaries set forth below has been excerpted and derived from the 1997 10-K and the December 1997 10-Q. More comprehensive financial and other information is included in such reports (including management's discussion and analysis of results of operations and financial position) and in other reports and documents filed by the Company with the Commission and the financial information set forth below is qualified in its entirety by reference to such reports and documents filed with the Commission and all of the financial statements and related notes contained therein. These reports and other documents may be examined and copies thereof may be obtained in the manner set forth below.

                         COMPUTER SCIENCES CORPORATION
                      SELECTED CONSOLIDATED FINANCIAL DATA
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

INCOME STATEMENT DATA

                                                                                      NINE MONTHS   NINE MONTHS
                                                                                         ENDED         ENDED
                                             YEAR ENDED    YEAR ENDED    YEAR ENDED   DECEMBER 26,  DECEMBER 27,
                                             MARCH 28,     MARCH 29,     MARCH 31,        1997          1996
                                                1997          1996          1995      (UNAUDITED)   (UNAUDITED)
                                            ------------  ------------  ------------  ------------  ------------
Revenues..................................  $      5,616  $      4,741  $      3,788   $    4,732    $    4,081
Interest expense, net.....................            32            32            27           32            25
Income before taxes.......................           303           197           221           71           186
Net income................................           192           109           143          180           117
Earnings per common share.................  $       2.46  $       1.43  $       1.99   $   2.28(1)   $   1.49(1)
Shares used to compute earnings per
  share...................................    78,196,862    76,534,794    71,850,949   77,331,000    75,749,000

------------------------

(1) Represents diluted earnings per share as reported in the December 1997 10-Q. The Company recognized a net special credit of $1.7 million, or 2 cents per share (diluted), during the first quarter of fiscal 1998 and a net special charge in the second quarter of fiscal 1997 of $35.3 million, or 45 cents per share (diluted).

BALANCE SHEET DATA

                                                                                                        DECEMBER 26,
                                                                               MARCH 28,    MARCH 29,       1997
                                                                                 1997         1996       (UNAUDITED)
                                                                              -----------  -----------  -------------
Total current assets........................................................   $   1,612    $   1,355     $   1,865
Total assets................................................................       3,581        2,936         4,003
Total current liabilities...................................................       1,087          925         1,164
Long-term debt, net of current maturities...................................         631          427           732
Total stockholders' equity..................................................       1,670        1,420         1,904

    The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company's business, principal physical properties, capital structure, material pending legal proceedings, operating results, financial condition, directors and officers (including their remuneration and the stock options granted to them), the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and certain other matters is required to be disclosed in proxy statements and annual reports distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information may be inspected and copied at the Commission's public reference facilities at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection at the following regional offices of the Commission:
7 World Trade Center, New York, New York 10048; and 500 West Madison Street, Chicago, Illinois 60661-2511; and copies may be obtained by mail at prescribed rates from the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Website on the Internet that contains reports, proxy statements and other information (http:// www.sec.gov). Reports, proxy statements and other information concerning the Company also should be available for inspection at the NYSE, 20 Broad Street, New York, New York 10005.

    Although the Purchaser has no knowledge that any such information is untrue, the Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information.

    9.  CERTAIN INFORMATION CONCERNING THE PURCHASER AND COMPUTER ASSOCIATES.

    The Purchaser, a Delaware corporation and a wholly owned subsidiary of Computer Associates, was organized to acquire the Company and has not conducted any unrelated activities since its organization on February 17, 1998.

    Computer Associates, a Delaware corporation, is engaged in the design, development, marketing and support of standardized computer software products for use with a broad range of desktop, midrange and mainframe computers from many different hardware manufacturers. Its products include a broad range of standardized systems management software (which enables customers to use their total data processing resources more efficiently), information management software (which is generally used in connection with database management systems and applications generators), business management software (which is used in financial, human resource, manufacturing, distribution and banking systems applications), and desktop computer software.

    The principal executive offices of Computer Associates and the Purchaser are located at One Computer Associates Plaza, Islandia, New York 11788. The name, business address, principal occupation or employment and citizenship of each director and executive officer of the Purchaser and Computer Associates are set forth in Schedule I hereto.

    The following selected consolidated financial data relating to Computer Associates and its subsidiaries has been taken or derived from the audited financial statements contained in Computer Associates' Annual Report on Form 10-K for the year ended March 31, 1997, and the unaudited financial statements contained in Computer Associates' Quarterly Report on Form 10-Q for the nine months ended December 31, 1997. The information set forth below gives effect to the acquisitions of Cheyenne Software, Inc. in fiscal 1997, Legent Corporation in fiscal 1996 and The ASK Group, Inc. in fiscal 1995. More comprehensive financial information is included in such Annual Report, such Quarterly Report and the other documents filed by Computer Associates with the Commission, and the financial data set forth below is qualified in its entirety by reference to such reports and other documents including the financial statements (and any related notes) contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the same manner as set forth with respect to the Company in Section 8.

                    COMPUTER ASSOCIATES INTERNATIONAL, INC.
                      SELECTED CONSOLIDATED FINANCIAL DATA
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                                                  NINE MONTHS ENDED
                                                                       FISCAL YEAR ENDED             DECEMBER 31,
                                                                           MARCH 31,                 (UNAUDITED)
                                                                -------------------------------  --------------------
INCOME STATEMENT DATA                                             1997       1996       1995       1997       1996
--------------------------------------------------------------  ---------  ---------  ---------  ---------  ---------
Total revenue.................................................  $   4,040  $   3,505  $   2,623  $   3,252  $   2,835
Interest expense, net.........................................        102         71          8         90         70
Income (loss) before income taxes.............................        932       (100)       697      1,228        399
Net income (loss)(1)..........................................        366        (56)       432        767         30
Diluted earnings (loss) per common share(1)(2)................  $     .64  $    (.10) $     .76  $    1.36  $     .05
Dividends declared per common share(2)........................  $    .065  $    .061  $    .059  $    .073  $    .065

                                                                    AT MARCH 31,
                                                                --------------------             AT DECEMBER 31, 1997
BALANCE SHEET DATA                                                1997       1996                     (UNAUDITED)
--------------------------------------------------------------  ---------  ---------             ---------------------
Working capital (deficiency)..................................  $      53  $     (53)                  $     227
Total assets..................................................      6,084      5,016                       6,429
Long-term debt (after current maturities).....................      1,663        945                       1,258
Stockholders' equity..........................................      1,503      1,482                       2,123

------------------------

(1) Computer Associates incurred certain after-tax charges against earnings in connection with its acquisitions of Cheyenne Software, Inc. in fiscal 1997, Legent Corporation in fiscal 1996 and The ASK Group, Inc. in fiscal 1995. Had these charges not been taken, Computer Associates' net income for fiscal 1997, 1996 and 1995 would have been $964 million, $752 million and $586 million, respectively, and diluted earnings per share would have been $1.69, $1.32 and $1.03, respectively.

(2) Adjusted to reflect three-for-two stock splits effective August 21, 1995, June 19, 1996 and November 5, 1997, respectively.

    Computer Associates is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Computer Associates' business, principal physical properties, capital structure, material pending legal proceedings, operating results, financial condition, directors and officers (including their remuneration and the stock options granted to them), the principal holders of Computer Associates' securities, any material interests of such persons in transactions with Computer Associates and certain other matters is required to be disclosed in proxy statements and annual reports distributed to Computer Associates' stockholders and filed with the Commission. Such proxy statements, reports and other information should be available for inspection and copying at the offices of the Commission in the same manner as set forth with respect to the Company in Section 8.

    Computer Associates currently beneficially owns 170,000 Shares, representing approximately 0.2 percent of the 77,952,347 Shares outstanding at December 26, 1997, all of which were acquired by Computer Associates in two open market transactions of 150,000 Shares on January 21, 1998 at $87.28 per Share and 20,000 Shares on January 23, 1998 at $83.90 per Share.

    Except as set forth in this Offer to Purchase and in Schedule I, (i) none of the Purchaser, Computer Associates, nor to the best knowledge of the Purchaser and Computer Associates, any of the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of the Purchaser, Computer Associates or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of the Purchaser, Computer Associates nor, to the best knowledge of the Purchaser and Computer Associates, any of the persons or entities referred to above or any of their respective executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) neither the Purchaser nor Computer Associates or, to the best knowledge of the Purchaser and Computer Associates, any of the persons or entities listed in
Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) neither the Purchaser nor Computer Associates or, to the best knowledge of the Purchaser and Computer Associates, any of the persons listed on Schedule I hereto, has had since April 1, 1994, any business relationships or transactions with the Company or any of its executive officers, directors or affiliates that are required to be reported under the rules and regulations of the Commission applicable to the Offer; and (v) since April 1, 1994, there have been no contacts, negotiations or transactions between any of the Purchaser, Computer Associates or, to the best knowledge of the Purchaser and Computer Associates, any of the persons listed on Schedule I hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

    10. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY. Computer Associates and the Company are parties to license agreements pursuant to which the Company licenses Computer Associates software for internal use and for third party processing on behalf of the Company's clients, and are parties to other arrangements under which the Company has the right to resell Computer Associates software. Representatives of Computer Associates and the Company have met from time to time over the past several years to discuss technical and marketing aspects of these arrangements.

    Early in the week of December 15, 1997, Sanjay Kumar, President and Chief Operating Officer of Computer Associates, telephoned the office of Van Honeycutt, Chairman and Chief Executive Officer of the Company, to arrange a meeting to discuss a possible business combination between the companies. On December 18, Mr. Kumar and Charles B. Wang, Chairman and Chief Executive Officer of Computer Associates, met with Mr. Honeycutt at Mr. Honeycutt's office in El Segundo, California to discuss the merits of combining Computer Associates and the Company. Mr. Honeycutt agreed to review the idea and get back to Computer Associates.

    On or about January 9, 1998, Mr. Honeycutt called Mr. Kumar. Mr. Kumar and Mr. Honeycutt discussed a number of issues relating to a business combination, including possible synergies of a transaction. They agreed to meet in early February to continue the discussions. On January 19 and 20, the Computer Associates Board of Directors met and considered the possible business combination. On or about January 20, Mr. Kumar called Mr. Honeycutt to request to have their respective financial advisors meet. Mr. Honeycutt expressed his desire to keep the discussions between principals until a general agreement had been reached. Following that discussion, Mr. Kumar sent Mr. Honeycutt the following letter:

                                          January 21, 1998

    Mr. Van B. Honeycutt
    Chairman
    CSC
    2100 East Grand Avenue
    El Segundo, CA 90245

    Dear Van:

        I appreciate your candid views of the merits of combining our two companies, as well as the appreciating value of CSC. While you and I have some differences over valuation and the synergies of the combined companies, I continue to believe that a merger would benefit both companies and our collective shareholders tremendously. Computer Associates Board of Directors has unanimously supported our negotiation of this transaction. Your shareholders would receive a substantial premium to market value, and we are confident that they would be pleased with our offer.

        We for a long time have held the strategic view that the strengths of our company's software products and development capabilities should be combined with a provider of strategic management consulting and information technology services. More and more we are seeing the industry moving toward this view. Such a combination is highly complementary to both companies, in our case adding strategic consulting and integration services to our strong group of products and in your case gaining access to a large pool of products and one of the best stables of new software developers. As year 2000 approaches, our combined enterprise should lead the technology world into the 21st century.

        I look forward to our February 5, 1998 meeting to discuss on-going management and continue our discussions of other issues. In the interim, I am requesting that you reconsider having our mutual advisors and a limited group of senior management further our due diligence. In this way, we both can be informed by the facts, and in a position to move quickly before any notice of our discussions becomes generally known.

        Again, congratulations on CSC's 3rd Quarter results. I am traveling for the next few days, but can be reached through my office or by confidential fax.

                                          Sincerely,
                                          /s/ Sanjay Kumar
                                          Sanjay Kumar
                                          President and
                                          Chief Operating Officer

    On January 21 and 23, Computer Associates through a wholly owned subsidiary bought 170,000 Shares.

    On January 27, Mr. Honeycutt advised Mr. Kumar that he did not want to engage advisors in the process until after the February 5 meeting. On February 2, Mr. Honeycutt called Mr. Kumar to suggest that the February 5 meeting cover several significant issues and Mr. Honeycutt agreed to travel to Scottsdale, Arizona to accommodate Mr. Wang's schedule so that he could also participate in the discussions.

    Mr. Honeycutt met with Mr. Wang and Mr. Kumar in Scottsdale, Arizona on February 5. At that meeting, Mr. Honeycutt raised several issues, including organization, employee retention, stock options, severance plans, board composition and valuation. Messrs. Wang and Kumar addressed all of the issues with Mr. Honeycutt, reaching agreement on all points other than board composition and valuation. On February 6, Mr. Kumar and Mr. Honeycutt discussed value and compensation issues and Mr. Honeycutt's role in a combined organization. After discussing Mr. Honeycutt's range of values for the Company, Mr. Kumar offered to begin immediate negotiations. After Mr. Honeycutt declined, he agreed that he and Mr. Kumar would speak further on February 10. Mr. Kumar sent the following letter summarizing his understanding of the discussions from the meeting:

                                          February 6, 1998

    Mr. Van B. Honeycutt
    Chairman and CEO
    CSC
    2100 East Grand Avenue
    El Segundo, CA 90245
    Dear Van:

        Thank you for taking the time yesterday to meet with Charles and me in Scottsdale and for our telephone conversation of today. I found the discussions beneficial but remain disappointed that we were unable to reach agreement on price.

        As we have discussed since our first meeting on this subject in December, we believe that the combination of CA and CSC would create a world class information technology solution provider with unparalleled depth in both software and services. The combination of CA 's people and CA 's software product strength together with CSC's people and CSC's services capability would create the perfect model for the next generation of information technology solutions provider that will lead our industry into the next millennium.

        In reviewing our discussions of yesterday, it is apparent that we are in agreement on all points with the exception of price. To confirm our views on a number of the key issues you raised yesterday:

       - We are in agreement on the need and manner of retaining key managers and employees. We would supply key managers and employees with employment agreements that will provide them with a strong incentive to remain with the combined company.

       - We are in agreement on providing stock option grants, consistent with CA 's prior practice for our own employees, to key managers and employees. This will allow them to participate in the success of the combined company, and will further ensure continuity with respect to the combined company's commitment to our mutual clients.

       - We are in agreement that the CSC organization within the combined company will be on equal footing to CA's existing product organization. I am committed to making sure that all of the members of the CSC organization are welcomed into the combined company with open arms.

       - We do not expect the combined company to have to reduce any headcount to achieve the synergies that a transaction of this size demands. Consequently, as in our last major acquisition of Cheyenne Software, we anticipate that all of the valuable CSC employees will be offered positions with the combined company.

       - Beyond the absolute level of staffing, we expect to maintain the current structure of CSC's organization with little change. As we discussed, it would make sense for the CA part of the combined company to take over CSC's product development efforts and for CSC, in turn, to take over CA's service commitments and efforts. The inherent synergies in this process will allow both the CA and CSC parts of the combined company to do what they do best.

       - We expect to staff new projects with both outside hiring and some redeployment of existing CA staff. This will allow the combined company to aggressively seek new services opportunities.

        Given all of the points of agreement, I remain confident that the employees of both CA and CSC will embrace this combination. Our mutual clients would also be excited by the possibility of being serviced by a stronger and broader information technology solutions provider. The industry and the market will clearly applaud such a combination.

        With respect to CSC's shareholders, I remain confident that they would find CA 's proposal of an all cash offer of $100 very attractive. At our offer, CSC's shareholders would be receiving a premium of approximately 30% to the average closing price for the month of December, when we first initiated discussions regarding a combination of our respective businesses. We have expressed our concern that knowledge of our discussions might be contributing to the recent rise in your stock price, to an all time high during the last week. Even so, our proposed offer still yields a significant premium. Any analysis of our proposed offer must consider the recent run up in your stock price.

        A transaction would be subject, among other things, to receipt of any required regulatory approvals and third-party consents and the taking of all necessary actions to eliminate the applicability of, or to satisfy, any anti-takeover or other defensive provisions contained in the applicable corporate statues or CSC's charter and by-laws including CSC's poison pill. As I mentioned to you yesterday, we have made financing arrangements to facilitate a rapid conclusion. The Board of Directors, key senior management, and I have discussed this transaction in detail, and we are all excited about the possibilities of creating a world class combination of CA and CSC. Our proposal remains subject to the approval of our Board of Directors.

        Van, I hope that CSC's Board of Directors and you share our enthusiasm for this transaction. We view our offer as an excellent opportunity for the shareholders of CSC to realize full value for their holdings, and equally importantly we view our offer as a tremendous opportunity for CSC's employees and clients. We are prepared to enter into immediate negotiations with your directors, management, advisors and you to answer any additional questions that you may have regarding our proposal. As I mentioned to you yesterday and today, we would prefer a negotiated transaction that can be presented to your shareholders as a joint product of CA 's and CSC's Boards of Directors and management. In this spirit, we would be willing to consider some adjustment to our offer based on the outcome of our due diligence reviews and discussions. I look forward to hearing from you at your earliest convenience.

                                          Sincerely,
                                          /s/ Sanjay Kumar
                                          Sanjay Kumar
                                          President and
                                          Chief Operating Officer

    On February 10, after not having received any response to the February 6 letter, Mr. Kumar contacted Mr. Honeycutt to advise him that the Computer Associates Board of Directors had unanimously approved an offer to acquire the Company. Mr. Kumar also discussed Mr. Honeycutt's continuing role in the Company, and had further discussions on value. Mr. Kumar suggested that the parties immediately begin negotiations to bridge the gap on value with a view to quickly concluding a negotiated transaction. After Mr. Honeycutt declined, Mr. Kumar sent to Mr. Honeycutt the following letter:

                                          February 10, 1998

    Mr. Van B. Honeycutt
    Chairman and CEO
    Computer Sciences Corporation
    2100 East Grand Avenue
    El Segundo, CA 90245
    Dear Van,

        Charles and I appreciate the significant time you have invested over the last few months in the discussions that we have had regarding the combination of Computer Associates International, Inc. ("CA") and Computer Sciences Corporation ("CSC"). However, we are disappointed that CA and CSC have not been able to come to a final resolution.

        Consequently, we are writing to offer to acquire CSC in a merger transaction in which your stockholders would receive $108 in cash for each share of CSC common stock. We believe our offer presents an extremely attractive opportunity for your stockholders, at a price which represents a premium of nearly 35% over the closing price of CSC's common stock on the day we commenced our discussions in mid-December. At that time, CSC's stock was trading close to its all-time high.

        The CA Board of Directors has unanimously approved this offer. Further, as I have previously informed you, CA has obtained the necessary financing commitments to consummate this transaction without delay. As we agreed, the combination of CA and CSC would create a world-class information technology solutions provider with unparalleled depth in both software and services. The combination of CA's strength in software and CSC's services capabilities, together with our collective personnel, would create the perfect model for the next generation of information technology solutions provider that will lead our industry into the millennium.

        As we discussed at our meeting on February 5, and as confirmed by my letter of February 6:

       - We are in agreement on the need and manner of retaining key managers and employees. We would supply key managers and employees with employment agreements that will provide them with a strong incentive to remain with the combined company.

       - We are in agreement on providing stock option grants to key managers and employees. This will allow them to participate in the success of the combined company, and will further ensure continuity with respect to the combined company's commitment to our mutual clients.

       - We are in agreement that the CSC organization within the combined company will be on equal footing to CA's existing product organization. CA is committed to making sure that all of the members of the CSC organization are welcomed into the combined company with open arms.

       - We do not expect the combined company to need to reduce any headcount to achieve the synergies that a transaction of this size demands. Consequently, as in our last major acquisition of Cheyenne Software, we anticipate that all of the valuable CSC employees will be offered positions with the combined company.

       - Beyond the absolute level of staffing, we expect to maintain the current structure of CSC's organization with little change. As we discussed, it would make sense for the CA part of the combined company to take over CSC's product development efforts and for CSC, in turn, to take over CA's service commitments and efforts. The inherent synergies in this process will allow both the CA and CSC parts of the combined company to do what they do best.

       - We expect to staff new projects with both outside hiring and some redeployment of existing CA staff. This will allow the combined company to aggressively seek new services opportunities.

        As we have previously discussed, we have conducted an extensive analysis of CSC based on publicly available information. We believe that CA and CSC may be able to bridge some of our differences with respect to valuation if CA is given the opportunity to conduct limited due diligence on CSC's business and operations. With CSC's cooperation, our due diligence review can be accomplished within a week.

        Our offer is subject to the execution of a mutually satisfactory merger agreement containing customary terms and conditions. We believe that such an agreement can be negotiated while we are conducting our due diligence review of CSC. Our counsel has advised us that an acquisition of CSC by CA should not encounter regulatory delays.

        We look forward to meeting with you to discuss our offer. We are hopeful your Board will conclude that your stockholders should not be denied the opportunity to consider our offer. We at CA are determined to take every appropriate action to pursue this transaction. In view of the importance of this matter, time is of the essence, and we await your prompt response.

                                          Sincerely,
                                          /s/ Sanjay Kumar
                                          Sanjay Kumar
                                          President and
                                          Chief Operating Officer

    Mr. Kumar attempted to reach Mr. Honeycutt on February 11 and 12 without success. On February 14 and 15, at Mr. Kumar's request, Mr. Michael Urfirer of Bear, Stearns & Co., Inc., Computer Associates' financial advisor, discussed with Gene Sykes of Goldman Sachs & Co., financial advisor to the Company, Computer Associates' strong desire to make every effort to consummate a friendly, negotiated transaction. Mr. Urfirer also advised Mr. Sykes that Computer Associates believed that the value of a negotiated transaction would be $114 per Share, the increased price reflecting the difference in value between a friendly and a contested transaction. Mr. Urfirer offered to arrange a meeting between the principals to attempt to reach agreement on valuation, which was declined. Following these discussions, Mr. Kumar sent the following letter to Mr. Honeycutt.

                                          February 15, 1998

    Mr.Van B. Honeycutt
    Chairman and CEO
    Computer Sciences Corporation
    2100 East Grand Avenue
    El Segundo, CA 90245
    Dear Van:

        We have been disappointed by the response to date to the offer that we made last Tuesday to combine our two companies' businesses by means of a cash merger at $108 per CSC share. As we have expressed from the beginning, our hope and intent was to prompt a meaningful effort to move ahead on both our parts to a negotiated transaction.

        We believe that the best way, by far, to effect a combination of our two companies' businesses is through prompt negotiation of the terms followed by equally prompt implementation. Every one of CSC's constituencies -- shareholders, employees, customers and partners -- will greatly benefit from this approach.

        We made it clear in our February 10th letter that we believed that we could bridge some of our differences with respect to value in a friendly transaction. The value of a friendly, promptly negotiated and concluded transaction is substantial in our view. Our financial advisor, Michael Urfirer of Bear Stearns, has communicated to your financial advisor, Gene Sykes of Goldman Sachs, in very specific terms the magnitude of the value increase to your shareholders in a negotiated transaction.

        Conversely, an adverse impact to CSC's business and people, substantially increased difficulty in combining the businesses and significant costs to both companies are inevitable outcomes of a contested process, which would result in a reduced value of CSC. In short, we are proposing a transaction that has compelling value to your shareholders and other constituencies, especially when measured against a contested alternative.

        Our request is simple. We would like to commence negotiations with you this weekend. We would be guided in those negotiations by the thinking reflected in my letters of February 6 and 10, which remains unchanged, except as to price. I very much look forward to this. We are committed to the business strategy of combining our two companies' businesses and, as I have stated, believe a negotiated transaction is clearly preferable for all concerned. However, as we communicated to Mr. Sykes earlier today, if substantive negotiations have not started by Monday at 12:00 noon EST, we will have no choice but to move ahead on a unilateral basis at a substantially lower price than we communicated to Mr. Sykes which would be required to reflect the diminution in value as indicated above.

        We hope this demonstrates our continuing efforts to consummate a friendly transaction. It is truly important to us that you and your Board are fully informed at this critical stage.

        I look forward to hearing from you. I can be reached at the numbers I previously left with you or through Michael Urfirer of Bear Stearns.

                                          Sincerely,
                                          /s/ Sanjay Kumar
                                          Sanjay Kumar
                                          President and
                                          Chief Operating Officer

cc: Board of Directors of Computer Sciences Corporation
   Gene Sykes, Goldman, Sachs & Co.

    Mr. Urfirer attempted to reach Mr. Sykes on February 16 without success.

    On February 17, 1998, Computer Associates commenced the Offer.

    In addition, on February 17, 1998, Computer Associates filed the Complaint in the United States District Court for the District of Nevada. The Complaint requests that the Company be enjoined from taking actions to impede the exercise of the shareholder franchise, or the consummation of the Offer, and that the Company be required to render inapplicable various anti-takeover devices including its Rights Agreement, so that the Offer may be consummated.

    The Complaint also seeks various declarations pursuant to the Nevada Law and the Bylaws regarding the Solicitation. Computer Associates has asked the Court to declare that the holders of a majority of the Shares may act, by written consent or vote, to amend the Bylaws. Computer Associates also has asked the Court to declare that the holders of two-thirds of the Shares may act, by written consent or vote, to remove a sufficient number of the existing directors to be able to designate a majority of the members of the Company's Board of Directors. Computer Associates has moved the Court for an expedited determination of these issues. That motion is pending before the Court.

    Also, on February 17, 1998, with respect to the Solicitation, Computer Associates filed preliminary copies of solicitation materials with the Commission.

    11. PURPOSE OF THE OFFER AND THE PROPOSED MERGER; PLANS FOR THE COMPANY.

    PURPOSE OF THE OFFER AND THE PROPOSED MERGER. The purpose of the Offer and the Proposed Merger is to enable Computer Associates to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all the Shares. Computer Associates currently intends, as soon as practicable following consummation of the Offer, to propose and seek to consummate the Proposed Merger. The purpose of the Proposed Merger is to acquire all Shares not tendered and purchased pursuant to the Offer or otherwise. Pursuant to the Proposed Merger, each then outstanding Share (other than Shares owned by the Purchaser, Computer Associates or any of their subsidiaries, Shares held in the treasury of the Company and Shares owned by stockholders who perfect any available appraisal rights under the Nevada Law) would be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer. The timing of consummation of the Offer and the Proposed Merger will depend on a variety of factors and legal requirements, the actions of the Company's Board of Directors, the number of Shares (if any) acquired by the Purchaser pursuant to the Offer, and whether the conditions to the Offer have been satisfied.

    Except in the case of a "short-form" merger as described below, under the Nevada Law, the approval of the Company's Board of Directors and the affirmative vote of holders of a majority of the outstanding Shares (including any Shares owned by the Purchaser and its affiliates) would be required to approve the Proposed Merger. If the Purchaser acquires, through the Offer or otherwise, voting power with respect to at least a majority of the outstanding Shares which would be the case if the Minimum Condition and the Control Share Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer, it would have sufficient voting power to effect the Proposed Merger without the vote of any other stockholder of the Company. If, following the consummation of the Offer, the current members of the Board of Directors of the Company have not previously been removed pursuant to the Solicitation and do not either resign or cause nominees of Computer Associates to be elected to fill the resulting vacancies or approve the Proposed Merger, then the Purchaser intends to act by written consent to remove the members of the Board of Directors and to cause nominees of the Purchaser to be elected to fill the resulting vacancies who, subject to the fiduciary duties they would have as directors of the Company, intend to approve the Proposed Merger; amend the Rights Agreement or redeem the Rights if possible, or otherwise act to ensure that the Rights Condition is satisfied; satisfy the Control Share Condition, if applicable; satisfy the Business Combination Condition, if applicable; and take any other actions necessary to permit the Offer and the Proposed Merger to be consummated.

    The Nevada Law also provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a "short-form" merger with that subsidiary without a stockholder vote. Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Proposed Merger without prior notice to, or any action by, any other stockholder of the Company.

    If the Proposed Merger has not been consummated, the Purchaser or an affiliate of the Purchaser may, either immediately following the consummation or termination of the Offer (whether or not the Purchaser purchases Shares pursuant to the Offer), or from time to time thereafter, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as it may determine, which may be more or less than the price to be paid pursuant to the Offer. Alternatively, the Purchaser and its affiliates reserve the right to sell or otherwise dispose of any or all of the Shares acquired by them pursuant to the Offer or otherwise, upon such terms and at such prices as they shall determine.

    The precise timing and other details of any merger or other business combination transaction will depend on a variety of factors such as general economic conditions and prospects, the future prospects, asset value and earnings of the Company, the number of Shares acquired by the Purchaser pursuant to the Offer or otherwise and the statutory requirements described above. The Purchaser can give no assurance that a merger or other business combination will be proposed or that, if it is proposed, it will not be delayed or abandoned. The Purchaser expressly reserves the right not to propose any merger or similar business combination involving the Company, or to propose a merger or other business combination on terms other than those set forth herein, and its ultimate decision could be affected by information hereafter obtained by the Purchaser, changes in general economic or market conditions or in the business of the Company or other factors.

    The making of the Offer will enable the Purchaser to commence the process of seeking regulatory approvals for its acquisition of the Company. See Section 15. In addition, by tendering Shares pursuant to the Offer, the Company's stockholders effectively will be given the opportunity to express to the Company's Board that they wish to be able to accept the Offer and to approve the Proposed Merger or a similar transaction with Computer Associates.

    THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR WITH RESPECT TO THE ANNUAL MEETING OR ANY SPECIAL MEETING OF THE COMPANY'S STOCKHOLDERS. ANY SUCH SOLICITATION WHICH COMPUTER ASSOCIATES OR THE PURCHASER MAY MAKE WILL BE MADE ONLY PURSUANT TO SEPARATE SOLICITATION MATERIALS COMPLYING WITH ALL APPLICABLE REQUIREMENTS OF SECTION 14(a) OF THE EXCHANGE ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

    PLANS FOR THE COMPANY. Upon the consummation of the Offer and the Proposed Merger, Computer Associates expects that it will offer all of the valuable employees of the Company positions with the combined company and expects to maintain the current structure of the Company's organization with little change. However, Computer Associates intends to conduct a review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties and policies and to consider what, if any, changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable. See Section 10.

    Except as described in this Offer to Purchase, the Purchaser has no present plans or proposals that would relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the present Board of Directors or management of the Company, (iv) any material changes in the present capitalization or dividend policy of the Company, (v) any other material change in the Company's corporate structure or business, (vi) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or
(vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

    APPRAISAL RIGHTS AND "GOING-PRIVATE" TRANSACTIONS. Upon consummation of the Proposed Merger, if, as of the record date fixed to determine the stockholders of the Company entitled to receive notice of and to vote at the meeting of stockholders of the Company to act upon the Proposed Merger, shares of Common Stock are either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. (the "NASD") or (ii) held of record by more than 2,000 holders, holders of Shares who do not vote in favor of the Proposed Merger and who comply with applicable statutory procedures under the Nevada Law may be entitled to receive a judicial determination and payment of the "fair value" (excluding any element of value arising from the accomplishment or expectation of the Offer and Proposed Merger) of their Shares (subject to certain exceptions). The value so determined could be the same as, or more or less than, the price per Share offered pursuant to the Offer or proposed to be paid in the Proposed Merger. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going-private" transactions and which may under certain circumstances be applicable to the Proposed Merger. Rule 13e-3 would be inapplicable if (i) the Shares were deregistered under the Exchange Act prior to the Proposed Merger or other business combination or (ii) if holders of Shares receive only equity securities of Parent in the Proposed Merger. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Proposed Merger and the consideration offered to minority stockholders be filed with the Commission and distributed to minority stockholders before the consummation of any such transaction.

    THE RIGHTS. Set forth below is a summary description of the Rights derived from the Company 8-A.

    On December 21, 1988, the Company's Board of Directors authorized and declared a dividend distribution of one Right for each outstanding Share of the Company. Each Right entitles the registered holder to purchase from the Company one four-thousandth (1/4000) of a share of Series A Junior Participating Preferred Stock, $1.00 par value (the "Series A Preferred Stock"), of the Company at a purchase price of $78.33 (the "Exercise Price"), subject to adjustment.

    The Rights will not be transferable apart from the Shares until the earlier of (i) the close of business on the tenth business day after a public announcement that a person or group (other than a Company or certain related entities), has become the beneficial owner of 20% or more of the Shares (an "Acquiring Person") or (ii) the close of business on the tenth business day after the date that a tender offer or an exchange offer is first published or sent or given within the meaning of Rule 14d-2 under the Exchange Act, the consummation of which would result in a person or group (other than a Company or certain related entities) beneficially owning at least 30% of the outstanding Shares (the earlier of the dates specified in clauses (i) and (ii) being the "Distribution Date"). Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates representing the Shares will constitute the transfer of the Rights associated with the Shares represented by such certificate.

Following the Distribution Date, the Rights become exercisable, and separate certificates evidencing the Rights will be mailed to the holders of record of the outstanding Shares.

    The Rights will expire on December 21, 1998 (the "Final Expiration Date"), unless the Rights are earlier redeemed by the Company as described below.

    The Rights Agreement provides that, in the event that on or after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such (the "Stock Acquisition Date"), the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold in one or a series of transactions (other than the ordinary course of business) (each, an "Acquisition Event"), proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person and certain related entities (which will thereafter be void), will thereafter have the right to receive, upon the exercise thereof at a price equal to the then current Exercise Price, shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times such Exercise Price.

    The Rights Agreement provides that, from and after the close of business on the tenth business day following the Stock Acquisition Date, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person and certain related entities (which will thereafter be void), will thereafter have the right to receive upon exercise one Share at an exercise price of 10% of the then current market value of the Shares. If the Company does not have sufficient Shares available for all Rights to be exercised, the Company shall substitute for all or any portion of the Shares that would otherwise be issuable upon the exercise of the Rights, cash, assets or other securities or any combination of the foregoing having the same aggregate value as such Shares.

    The Rights Agreement provides that, at any time prior to the close of business on the earliest of (i) the tenth business day after the Stock Acquisition Date, (ii) the date an Acquisition Event has occurred, and (iii) the Final Expiration Date, the Board of Directors of the Company may direct the Company to redeem the Rights in whole, but not in part, at a redemption price of $.01 per Right (the "Redemption Price"). Promptly upon the action of the Board electing to redeem the Rights, the Company is to make announcement thereof, and from and after the date of such election by the Board of Directors of the Company to redeem the Rights, the right to exercise the Rights will terminate, and the only right of holders of Rights will be to receive the Redemption Price per Right.

    The Rights Agreement provides that the terms of the Rights may be amended by the Board of Directors of the Company in any manner (including to shorten or lengthen any time period such as the redemption period) at any time prior to the close of business on the earliest of (i) the tenth business day after the Stock Acquisition Date, (ii) the date an Acquisition Event has occurred, and (iii) the Final Expiration Date. Thereafter, the terms of the Rights may be amended by the Company's Board of Directors in any manner so long as such amendment does not adversely affect the interests of the holders of Rights (other than the Acquiring Person and certain related entities). Notwithstanding the foregoing, no amendment may be made which changes the redemption price or the Final Expiration Date.

    The foregoing summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Company 8-A and the text of the Rights Agreement as set forth as an exhibit thereto, filed with the Commission, copies of which may be obtained in the manner set forth in
Section 8.

    If the Rights Condition is not satisfied and the Purchaser elects, in its sole discretion, to waive the Rights Condition and consummate the Offer, and if there are outstanding Rights which have not been acquired by the Purchaser, the Purchaser will evaluate its alternatives. Such alternatives could include purchasing additional Rights in the open market, in privately negotiated transactions, in another tender or exchange offer or otherwise. Any such additional purchase of Rights could be for cash or other consideration. Under such circumstances, the Proposed Merger might be delayed or abandoned as impracticable. The form and amount of consideration to be received by the holders of Shares in the Proposed Merger, if consummated, might be subject to adjustment to compensate the Purchaser for, among other things, the costs of acquiring Rights and a portion of the potential dilution cost to the Purchaser of Rights not owned by the Purchaser and its wholly owned subsidiaries at the time of the Proposed Merger. In such event, the consideration paid for Shares in the Proposed Merger could be substantially less than the consideration paid in the Offer. In addition, the Purchaser may elect under such circumstances not to consummate the Proposed Merger.

    UNLESS AND UNTIL THE PURCHASER DECLARES THAT THE RIGHTS CONDITION IS SATISFIED, STOCKHOLDERS WILL BE REQUIRED TO TENDER ONE ASSOCIATED RIGHT FOR EACH SHARE TENDERED IN ORDER TO EFFECT A VALID TENDER OF SUCH SHARE. IF THE DISTRIBUTION DATE DOES NOT OCCUR PRIOR TO THE EXPIRATION DATE, A TENDER OF SHARES WILL ALSO CONSTITUTE A TENDER OF THE ASSOCIATED RIGHTS. SEE SECTIONS 1 AND 3.

    12. SOURCE AND AMOUNT OF FUNDS. The total amount of funds required by the Purchaser to purchase all of the outstanding Shares, refinance certain outstanding indebtedness of Computer Associates and its subsidiaries and the Company and its subsidiaries, and pay related fees and expenses is expected to be approximately $11.7 billion. The Purchaser will obtain such funds from Computer Associates by means of capital contributions, loans or a combination thereof, and Computer Associates will, in turn, obtain such funds through borrowings from commercial banks, other financial institutions and institutional investors and from its general corporate funds. The Purchaser has not conditioned the Offer on obtaining financing.

    Computer Associates has received a commitment letter dated February 15, 1998 (the "Commitment Letter") from Credit Suisse First Boston ("CSFB"), Bank of America National Trust & Savings Association, The Chase Manhattan Bank and NationsBank, N.A. (collectively, the "Underwriters"), pursuant to which the Underwriters have committed to provide, on specified terms and subject to specified conditions, up to $10.0 billion in senior credit facilities (the "Credit Facilities") to Computer Associates. CSFB has agreed to provide up to $2.8 billion of the Credit Facilities and will act as the Administrative Agent (the "Administrative Agent") and Arranger for the Credit Facilities; and each of the other Underwriters has agreed to provide up to $2.4 billion of the Credit Facilities. Although the Underwriters have committed to provide all of the Credit Facilities, the Underwriters expect to act as syndication agents for a syndicate of commercial banks and financial institutions, which, together with the Underwriters, will provide the Credit Facilities.

    The Commitment Letter contemplates three credit facilities: (i) a 1 1/2 year senior term loan facility in the amount of $3.0 billion (the "Interim Facility"), (ii) a 5 year senior term loan facility in the amount of $4.5 billion (the "Tranche A Facility", and together with the Interim Facility, the "Term Loan Facilities") and (iii) a 5 year senior revolving credit facility in the amount of $2.5 billion (the "Revolving Credit Facility"). The Revolving Credit Facility and the Term Loan Facilities together comprise the Credit Facilities. The proceeds of the Credit Facilities may be used (i) to finance the Offer and the Proposed Merger, (ii) to refinance certain outstanding indebtedness of Computer Associates and its subsidiaries including, after giving effect to the consummation of the Offer and the Proposed Merger (together, the "Transaction"), the Company and its subsidiaries, (iii) to pay fees and expenses relating thereto, and (iv) in the case of the Revolving Credit Facility, for working capital and other general corporate purposes.

    The Interim Facility will be available in two drawings, each of which will be repayable in full in a single installment 18 months after the date upon which the definitive documentation with respect to the Credit Facilities becomes effective (the "Effective Date"). The Tranche A Facility will also be available in two drawings, each of which will amortize in quarterly installments over a five year period ending on the fifth anniversary of the Effective Date. The Revolving Credit Facility will be available on a revolving basis throughout a five year term commencing on the Effective Date and ending on the fifth anniversary thereof. The loans under the Credit Facilities shall bear interest (at Computer Associates' option) at specified spreads (adjusted based on the ratings of Computer Associates' senior unsecured long-term debt) over (i) the London interbank offered rate (adjusted for reserves) (the "Eurodollar Rate") or
(ii) the higher of (x) the CSFB base lending rate and (y) the federal funds rate plus a margin of 0.5% (the "Base Rate").

Initially, the spreads will be 1 3/4% in the case of loans bearing interest with reference to the Eurodollar Rate and 3/4% in the case of loans bearing interest with reference to the Base Rate. The Credit Facilities will be guaranteed by certain material subsidiaries of Computer Associates and are required to be reduced with 100% of the net proceeds of certain asset sales, debt issues, and equity issues by Computer Associates or its subsidiaries.

    The Underwriters' commitments to provide the Credit Facilities is subject to satisfaction of certain customary conditions, including (a) absence of any material change in or material disruption of financial, banking or capital market conditions that, in the judgment of the Underwriters, could materially impair the syndication of the Credit Facilities, (b) absence of any material adverse condition or material adverse change in or affecting, or material adverse information with respect to, the business, operations, property, condition (financial or otherwise) or prospects of Computer Associates and its subsidiaries taken as a whole or of the Company and its subsidiaries taken as a whole, (c) the appropriate markets being clear of certain competing transactions, (d) the completion by the Underwriters of, and their satisfaction with, a due diligence investigation of publicly available information with respect to the Company and its subsidiaries (it being understood that such due diligence condition shall have been deemed satisfied unless any of the Underwriters shall have notified Computer Associates in writing to the contrary by no later than 5:00 p.m. (New York time) on February 24, 1998), (e) the negotiation, execution and delivery prior to April 30, 1998 of definitive documentation with respect to the Credit Facilities satisfactory to the Underwriters and their counsel and (f) the occurrence of the initial borrowings under the Term Loan Facilities on or before the date which is 180 days after the earlier of (i) such execution and delivery and (ii) the commencement of the Offer.

    In addition, the Commitment Letter provides that initial advances under the Credit Facilities will be conditioned upon, among other things, (i) the consummation of the Offer pursuant to the terms of this Offer to Purchase (as the same may be modified from time to time in such manner as could not reasonably be expected to be materially adverse to the rights or interests of the Administrative Agent or the lenders), (ii) all governmental and third party approvals necessary or reasonably requested by the Administrative Agent in connection with the Offer, the Proposed Merger, the Credit Facilities and the continuing operations of Computer Associates and its subsidiaries (after giving effect to the Transaction) having been obtained and being in full force and effect, with all waiting periods provided by applicable law having expired without there being taken or threatened by any competent authority any action which could reasonably be expected to restrain, prevent or otherwise impose material adverse conditions on the Transaction (including the consummation of the Proposed Merger) or the financing thereof, (iii) the Rights or any other "poison pill" rights of the Company having been redeemed by the Board of Directors of the Company or the lenders being satisfied that they have been invalidated or otherwise not triggered, and (iv) Computer Associates having arranged for the issue and sale of $2.75 billion in senior notes (or backstopped bridge financing) on terms reasonably satisfactory to the lenders and for the repayment and termination of certain existing credit facilities of Computer Associates and its subsidiaries. It is a further condition precedent that, after giving effect to the consummation of the Offer, the Purchaser shall own and control that number of Shares as shall be necessary to permit the Purchaser to approve the Proposed Merger without the affirmative vote or approval of any other shareholders, and that there shall be no applicable statute or other restriction which would prohibit, restrict or materially delay the consummation of the Proposed Merger or which would make the consummation of the Proposed Merger subject to material adverse conditions.

    The definitive documentation with respect to the Credit Facilities also will contain representations, warranties, covenants (including a covenant that the Proposed Merger occur within 120 days of the consummation of the Offer), events of default and conditions customary for credit facilities of this size and type. Computer Associates has agreed to pay certain fees to CSFB and the other Underwriters with respect to the Commitment Letter and to the Underwriters and the other lenders with respect to the Credit Facilities. Computer Associates also has agreed to reimburse certain expenses of, and provide customary indemnities to, CSFB and the other Underwriters in connection with the Commitment Letter and the Underwriters and (under certain circumstances) the other lenders in connection with the Credit Facilities.

    The foregoing summary of the source and amount of funds is qualified in its entirety by reference to the text of the Commitment Letter, a copy of which is filed as an exhibit to the Schedule 14D-1 of the Purchaser and Computer Associates filed with the Commission in connection with the Offer (the "Schedule 14D-1") and is incorporated in this Offer to Purchase by reference and may be inspected in the same manner as set forth with respect to the Company in Section
8. If and when definitive agreements with respect to the Credit Facilities are executed, copies will be filed as exhibits to amendments to the Schedule 14D-1.

    Although no definitive plan or arrangement for repayment of borrowings under the Credit Facilities has been made, Computer Associates anticipates such borrowings will be repaid with internally generated funds (including, if the Proposed Merger is accomplished, those of the Company) and from other sources which may include the proceeds of future bank refinancings, asset sales or the public or private sale of debt or equity securities. No decision has been made concerning the method Computer Associates will use to repay the borrowings under the Credit Facilities. Such decision will be made based on Computer Associates' review from time to time of the advisability of particular actions, as well as prevailing interest rates, financial and other economic conditions and such other factors as Computer Associates may deem appropriate.

    13. DIVIDENDS AND DISTRIBUTIONS. If, on or after February 13, 1998, the Company should (a) split (including pursuant to the Announced Stock Split), combine or otherwise change the Shares or its capitalization (other than by redemption of the Rights in accordance with their terms as publicly disclosed prior to February 13, 1998), (b) acquire or otherwise cause a reduction in the number of outstanding Shares or other securities (other than as aforesaid) or
(c) issue or sell additional Shares (other than the issuance of Shares under option prior to February 13, 1998, in accordance with the terms of such options as publicly disclosed prior to February 13, 1998), shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, then, subject to the provisions of Section 14, the Purchaser, in its sole discretion, may make such adjustments as it deems appropriate in the purchase price and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased or the number of securities required to satisfy the Minimum Condition.

    If, on or after February 13, 1998, the Company should declare or pay any cash dividend on the Shares or other distribution on the Shares (including the Stock Split Dividend), or issue with respect to the Shares any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to stockholders of record on a record date prior to the transfer of the Shares purchased pursuant to the Offer to the Purchaser or its nominee or transferee on the Company's stock transfer records, then, subject to the provisions of Section 14, (a) the purchase price of the Offer may, in the sole discretion of the Purchaser, be reduced by the amount of any such cash dividend or cash distribution and (b) the whole of any such noncash dividend, distribution or issuance to be received by the tendering stockholders will (i) be received and held by the tendering stockholders for the account of the Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer, or (ii) at the direction of the Purchaser, be exercised for the benefit of the Purchaser, in which case the proceeds of such exercise will promptly be remitted to the Purchaser. Pending such remittance and subject to applicable law, the Purchaser will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance or proceeds and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by the Purchaser in its sole discretion.

    UNLESS THE COMPANY RESCINDS THE ANNOUNCED STOCK SPLIT AND THE STOCK SPLIT DIVIDEND PRIOR TO THE RECORD DATE THEREFOR AND THE PURCHASER DETERMINES, IN ITS SOLE DISCRETION, THAT THE HOLDERS OF SHARES HAVE NO FURTHER RIGHTS WITH RESPECT TO THE ANNOUNCED STOCK SPLIT AND THE STOCK SPLIT DIVIDEND, THE PURCHASER, IN ITS SOLE DISCRETION, MAY MAKE SUCH ADJUSTMENTS AS IT DEEMS APPROPRIATE IN THE PURCHASE PRICE AND OTHER TERMS OF THE OFFER, INCLUDING (WITHOUT LIMITATION) IN THE NUMBER OF SECURITIES REQUIRED TO SATISFY THE MINIMUM CONDITION AND REQUIRING TENDERING STOCKHOLDERS RECEIVING THE STOCK SPLIT DIVIDEND, IF ANY, TO RECEIVE AND HOLD SUCH DIVIDEND FOR THE ACCOUNT OF THE PURCHASER AND PROMPTLY REMIT AND TRANSFER SUCH DIVIDEND TO THE DEPOSITARY FOR THE ACCOUNT OF THE PURCHASER. IF THE EXPIRATION DATE OCCURS PRIOR TO MARCH 23, 1998, THE PURCHASER INTENDS TO REQUIRE TENDERING STOCKHOLDERS RECEIVING THE STOCK SPLIT DIVIDEND, IF ANY, TO RECEIVE AND HOLD SUCH DIVIDEND FOR THE ACCOUNT OF THE PURCHASER AND PROMPTLY REMIT AND TRANSFER SUCH DIVIDEND TO THE DEPOSITARY FOR THE ACCOUNT OF THE PURCHASER AS A CONDITION TO A TENDER BEING VALID AND SUCH STOCKHOLDER BEING ENTITLED TO RECEIVE PAYMENT FOR SUCH TENDERED SHARES. IN THIS EVENT, THE PURCHASE PRICE OF $108 PER SHARE WILL NOT BE ADJUSTED. IF, HOWEVER, THE EXPIRATION DATE OCCURS ON OR AFTER MARCH 23, 1998, THE PURCHASER ANTICIPATES THAT THE PURCHASE PRICE FOR THE SHARES PURSUANT TO THE OFFER WILL BE ADJUSTED FOR THE EFFECT OF THE ANNOUNCED STOCK SPLIT TO AN AMOUNT EQUAL TO $54 PER SHARE FOR EACH SPLIT-ADJUSTED SHARE AND THAT THE MINIMUM CONDITION WILL BE DETERMINED BY REFERENCE TO SUCH INCREASED AMOUNT OF SHARES OUTSTANDING.

    14. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other term or provision of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer), to pay for any Shares not theretofore accepted for payment or paid for unless (1) the Minimum Condition shall have been satisfied,
(2) the Rights Condition shall have been satisfied, (3) the Control Share Condition shall have been satisfied, (4) the Business Combination Condition shall have been satisfied, and (5) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated. Furthermore, notwithstanding any other term or provision of the Offer, the Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer if, at any time on or after February 13, 1998, and before the acceptance of such Shares for payment or the payment therefor, any of the following events or facts shall have occurred:

        (a) there shall be threatened, instituted or pending any action, proceeding, application or counterclaim by any government or governmental, regulatory or administrative authority or agency, domestic, foreign or supranational (each, a "Governmental Entity"), or by any other person, domestic or foreign, before any court or Governmental Entity, (i)(A) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise directly or indirectly restrain or prohibit, or seeking to or which is reasonably likely to, impose voting, procedural, price or other requirements in connection with, the making of the Offer, the acceptance for payment of, or payment for, some of or all the Shares by the Purchaser, Computer Associates or any other affiliate of Computer Associates or the consummation by the Purchaser, Computer Associates or any other affiliate of Computer Associates of a merger or other similar business combination with the Company, (B) seeking to obtain material damages or (C) otherwise directly or indirectly relating to the transactions contemplated by the Offer or any such merger or business combination, (ii) seeking to prohibit the ownership or operation by the Purchaser, Computer Associates or any other affiliate of Computer Associates of all or any portion of the business or assets of the Company and its subsidiaries or of the Purchaser, Computer Associates or any other affiliate of Computer Associates or to compel the Purchaser, Computer Associates or any other affiliate of Computer Associates or the Company or any subsidiary thereof to dispose of or hold separate all or any portion of the business or assets of the Company or any of its subsidiaries or of the Purchaser, Computer Associates or any other affiliate of Computer Associates or the Company or any subsidiary thereof or seeking to impose any limitations on the ability of the Purchaser, Computer Associates or any other affiliate of Computer Associates to conduct such business or own such assets, (iii) seeking to impose or confirm limitation on the ability of the Purchaser, Computer Associates or any other affiliate of Computer Associates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by the Purchaser, Computer Associates or any other affiliate of Computer Associates on all matters properly presented to the Company's stockholders, (iv) seeking to require divestiture by the Purchaser, Computer Associates or any other affiliate of Computer Associates of any Shares, (v) seeking any material diminution in the benefits expected to be derived by the Purchaser, Computer Associates or any other affiliate of Computer Associates as a result of the transactions contemplated by the Offer or any merger or other similar business combination with the Company,
    (vi) otherwise directly or indirectly relating to the Offer or which otherwise, in the sole judgment of the Purchaser, might materially adversely affect the Company or any of its subsidiaries or the Purchaser, Computer Associates or any other affiliate of Computer Associates or the value of the Shares or (vii) in the sole judgment of the Purchaser, materially adversely affecting the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries;

        (b) there shall be any action taken or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to (i) the Purchaser, Computer Associates or any other affiliate of Computer Associates or the Company or any of its subsidiaries or (ii) the Offer or any merger or other similar business combination by the Purchaser, Computer Associates or any other affiliate of Computer Associates with the Company, by any government, legislative body or court, domestic, foreign or supranational, or Governmental Entity, other than the routine application of the waiting period provisions of the HSR Act to the Offer, that, in the sole judgment of the Purchaser, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

        (c) any change shall have occurred or been threatened (or any condition, event or development shall have occurred or been threatened involving a prospective change) in the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries that, in the sole judgment of the Purchaser, is or may be materially adverse to the Company or any of its subsidiaries, or the Purchaser shall have become aware of any facts that, in the sole judgment of the Purchaser, have or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or the value of the Shares to the Purchaser, Computer Associates or any other affiliate of Computer Associates;

        (d) there shall have occurred or been threatened (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States or abroad or in the market price of Shares, (iii) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the sole judgment of the Purchaser, have a material adverse effect upon the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries or the trading in, or value of, the Shares, (iv) any material change in United States currency exchange rates or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or Governmental Entity on, or other event that, in the sole judgment of the Purchaser, might affect, the extension of credit by banks or other lending institutions, (vii) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

        (e) the Company or any of its subsidiaries shall have (i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or its capitalization (other than the Announced Stock Split and other than by redemption of the Rights in accordance with their terms as publicly disclosed prior to February 13,
    1998), (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities (other than as aforesaid), (iii) issued or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares (other than with respect to the Announced Stock Split and other than the issuance of Shares under option prior to February 13, 1998, in accordance with the terms of such options as publicly disclosed prior to February 13, 1998), shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, (iv) declared or paid, or proposed to declare or pay, any dividend or other distribution, whether payable in cash, securities or other property, on or with respect to any shares of capital stock of the Company (other than the Stock Split Dividend), (v) altered or proposed to alter any material term of any outstanding security (including the Rights) other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger, (vi) incurred any debt other than in the ordinary course of business or any debt containing burdensome covenants, (vii) authorized, recommended, proposed or entered into an agreement with respect to any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement or arrangement with any person or group that in the sole judgment of the Purchaser could adversely affect either the value of the Company or any of its subsidiaries or the value of the Shares to the Purchaser, Computer Associates or any other affiliate of Computer Associates, (ix) entered into any employment, severance or similar agreement, arrangement or plan with or for the benefit of any of its employees other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to the employees as a result of or in connection with the transactions contemplated by the Offer, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or the Purchaser shall have become aware of any such action that was not disclosed in publicly available filings prior to February 13, 1998, or (xi) amended, or authorized or proposed any amendment to, its certificate of incorporation or its by-laws (other than any amendment effected as a result of the adoption of the Proposals), or the Purchaser shall become aware that the Company or any of its subsidiaries shall have proposed or adopted any such amendment that was not disclosed in publicly available filings prior to February 13, 1998;

        (f) a tender or exchange offer for any Shares shall have been made or publicly proposed to be made by any other person (including the Company or any of its subsidiaries or affiliates), or it shall have been publicly disclosed or the Purchaser shall have otherwise learned that (i) any person, entity (including the Company or any of its subsidiaries) or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a
    Schedule 13G on file with the Commission prior to February 13, 1998, (ii) any such person, entity or group that prior to February 13,

    1998, had filed such a Schedule with the Commission has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Shares), (iii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving the Company or
    (iv) any person shall have filed a Notification and Report Form under the HSR Act (or amended a prior filing to increase the applicable filing threshold set forth therein) or made a public announcement reflecting an intent to acquire the Company or any assets or subsidiaries of the Company;

        (g) any approval, permit, authorization, favorable review or consent of any Governmental Entity (including those described or referred to in Section
    15) shall not have been obtained on terms satisfactory to Purchaser in its sole discretion;

        (h) the Purchaser shall become aware (i) that any material contractual right of the Company or any of its subsidiaries shall be impaired or otherwise adversely affected as a result of the transactions contemplated by the Offer or the Proposed Merger, or (ii) of any covenant, term or condition in any of the Company's or any of its subsidiaries' instruments or agreements that are or may be materially adverse to the value of the Shares in the hands of the Purchaser, Computer Associates or any other affiliate of Computer Associates (including, without limitation, any event of default that may ensue as a result of the consummation of the Offer, the Proposed Merger or any other business combination or the acquisition of control of the Company); or

        (i) the Purchaser shall have reached an agreement or understanding with the Company providing for termination of the Offer, or the Purchaser, Computer Associates or any other affiliate of Computer Associates shall have entered into a definitive agreement or announced an agreement in principle with the Company providing for a merger or other business combination with the Company or the purchase of stock or assets of the Company;

which, in the sole judgment of the Purchaser in any such case, and regardless of the circumstances (including any action or inaction by the Purchaser, Computer Associates or any other affiliate of Computer Associates) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

    The foregoing conditions are for the sole benefit of the Purchaser and Computer Associates and may be asserted by the Purchaser regardless of the circumstances giving rise to any such condition or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described in this Section 14 will be final and binding upon all parties.

    A public announcement may be made of a material change in, or waiver of, such conditions and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

    The Purchaser acknowledges that the Commission believes that (a) if the Purchaser is delayed in accepting the Shares it must either extend the Offer or terminate the Offer and promptly return the Shares and (b) the circumstances in which a delay in payment is permitted are limited and do not include unsatisfied conditions of the Offer, except with respect to any approval required under the HSR Act and most other regulatory approvals.

    15. CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS. Except as set forth in this Offer to Purchase, based on its review of publicly available filings by the Company with the Commission and other publicly available information regarding the Company, the Purchaser is not aware of any licenses or regulatory permits that appear to be material to the business of the Company and its subsidiaries, taken as a whole, and that might be adversely affected by the Purchaser's acquisition of Shares (and the indirect acquisition of the stock of the Company's subsidiaries) as contemplated herein, or any filings, approvals or other actions by or with any domestic, foreign or supranational governmental authority or administrative or regulatory agency that would be required for the acquisition or ownership of the Shares (or the indirect acquisition of the stock of the Company's subsidiaries) by the Purchaser pursuant to the Offer as contemplated herein. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought except as described below under "State Takeover Laws." Should any such approval or other action be required, there can be no assurance that any such approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Company's or its subsidiaries' businesses, or that certain parts of the Company's, Computer Associates' or any of their respective subsidiaries' businesses might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action or in the event that such approvals were not obtained or such actions were not taken. The Purchaser's obligation to purchase and pay for Shares is subject to certain conditions, including conditions with respect to litigation and governmental actions. See the Introduction and Section 14 for a description thereof.

    STATE TAKEOVER LAWS. The Company is incorporated under the laws of Nevada. As described above, pursuant to Nevada Control Share Acquisition Statute an "acquiring person", who acquires a "controlling interest" in an "issuing corporation," may not exercise voting rights on any "control shares" unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a meeting of such stockholders. See "Introduction."

    The above provisions do not apply if the articles of incorporation or bylaws of the Company in effect on the tenth day following the acquisition of a controlling interest by an acquiring person provide that said provisions do not apply. The Articles and Bylaws currently do not exclude the Company from the restrictions imposed by such provisions. The Control Share Condition would be satisfied if the Bylaws were amended such that, on the tenth day following consummation of the Offer, the Bylaws provide that the provisions of the Nevada Control Share Acquisition Statute do not apply, or, if the Purchaser, in its sole discretion, were satisfied that the Nevada Control Share Acquisition Statute was invalid or its restrictions were otherwise inapplicable to the Purchaser in connection with the Offer and the Proposed Merger for any reason, including, without limitation, those specified in the Nevada Control Share Acquisition Statute.

    As further described above, the Nevada Business Combination Statute restricts the ability of a "resident domestic corporation" to engage in any combination with an "interested stockholder" for three years following the interested stockholder's date of acquiring the shares that caused such stockholder to become an interested stockholder, unless the combination or the purchase of shares by the interested stockholder on the interested stockholder's date of acquiring the shares that caused such stockholder to become an interested stockholder is approved by the board of directors of the resident domestic corporation before that date. See "Introduction." If the combination was not previously approved, the interested stockholder may effect a combination after the three-year period only if such stockholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria.

    The Business Combination Condition would be satisfied if the Board approved the Offer and the Proposed Merger prior to consummation of the Offer and the Proposed Merger or if the Purchaser, in its sole discretion, were satisfied that the Nevada Business Combination Statute was invalid or its restrictions were otherwise inapplicable to the Purchaser in connection with the Offer and the Proposed Merger for any reason, including, without limitation, those specified in the Nevada Business Combination Statute.

    A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law, and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

    The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Purchaser does not know whether any of these laws will, by their terms, apply to the offer and has not complied with any such laws. Should any person seek to apply any state takeover law, the Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer and the Proposed Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer or the Proposed Merger. In such case, the Purchaser may not be obligated to accept for payment any Shares tendered. See
Section 14.

    ANTITRUST. Under the HSR Act, and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer and the Proposed Merger is subject to such requirements.

    On February 13, 1998, Computer Associates filed a Premerger Notification and Report Form with the Antitrust Division and the FTC under the HSR Act in connection with the purchase of Shares that would include Shares acquired pursuant to the Offer and the Proposed Merger, and the required waiting period will expire at 11:59 p.m., New York City time, on March 16, 1998, unless earlier terminated by the Antitrust Division or the FTC or the Purchaser receives a request for additional information or documentary material prior thereto. If, within such 30-calendar-day waiting period, either the FTC or the Antitrust Division were to request additional information or documentary material from Computer Associates, the waiting period would be extended for an additional period of 20 calendar days following the date of substantial compliance with such request by Computer Associates. Only one extension of the waiting period pursuant to a request for additional information is authorized by the rules promulgated under the HSR Act. Thereafter, the waiting period could be extended only by court order or with the consent of Computer Associates. The additional 20-calendar-day waiting period may be terminated sooner by the FTC or the Antitrust Division. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company's failure to make such filings nor a request made to the Company from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period with respect to the purchase of Shares pursuant to the Offer and the Proposed Merger.

    The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer and the Proposed

Merger. At any time before or after the Purchaser's purchase of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer and the Proposed Merger, the divestiture of Shares purchased pursuant to the Offer or the divestiture of substantial assets of Computer Associates, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. See Section 14.

    Based upon an examination of publicly available information relating to the businesses in which the Company is engaged, the Purchaser believes that the acquisition of Shares pursuant to the Offer and the Proposed Merger should not violate the applicable antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer and the Proposed Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 14.

    EC MERGER REGULATION. According to publicly available information, the Company may conduct substantial operations within the European Community (the "EC") and certain of the individual member states of the EC. The EC Merger Regulation requires that notices of concentrations with a "community dimension" be provided to the EC Commission for review and approval prior to being put into effect. The Offer would be deemed to have a "community dimension" if the combined aggregate worldwide annual revenues of both the Company and Computer Associates exceed ECU 5 billion, if the community-wide annual revenues of each of the Company and Computer Associates exceed ECU 250 million and if both the Company and Computer Associates do not receive more than two-thirds of their respective community-wide revenues from one and the same member state. Based upon publicly available information, the Purchaser believes that the Offer would be considered to have a "community dimension." If the Offer falls within the EC Merger Regulation, the EC Commission, as opposed to individual member states, has exclusive jurisdiction to review it, subject to certain exceptions.

    Under the EC Merger Regulation, a concentration that meets the foregoing guidelines requires the filing of a notice in a prescribed form with the EC Commission. This filing must normally be made within seven days of the earlier of the announcement of a public bid, the conclusion of the relevant agreement or the acquisition of a controlling interest, although extensions of time are sometimes granted. Transactions subject to the filing requirements of the EC Merger Regulation are suspended automatically until three weeks after receipt of the notice. The EC Commission may extend the suspension period for such period as it finds necessary to make a final decision on the legality of the transaction. In the case of a public bid, the bidder may acquire shares of the target company during the suspension period, but may not vote such shares until after the end of the period unless the EC Commission grants permission to do so in order to maintain the full value of the bidder's investment.

    The EC Commission must decide whether to initiate proceedings within one month after the receipt of the notice, subject to certain extensions for EC holidays or if an individual member state has requested a referral of the transaction. If proceedings are initiated, the EC Commission must reach a decision in the proceedings within four months of the commencement of the proceedings. If the EC Commission fails to reach a decision within either of these time periods the transaction will be deemed to be compatible with the common market.

    If the EC Commission declares the Offer to be not compatible with the common market, it may prevent the consummation of the transaction, order a divestiture if the transaction has already been consummated or impose conditions or other obligations. In the event that the transaction is found not to be subject to the EC Merger Regulation, various national merger control regimes of the member states may apply, resulting in the possibility that approvals may be necessary from the various national authorities.

    There can be no assurance that a challenge to the Offer will not be made pursuant to the EC Merger Regulation or, alternatively, pursuant to the merger regulations of one or more of the various member states, or, if such a challenge is made, what the outcome will be. See Section 14.

    INVESTMENT CANADA ACT. According to publicly available information, the Company conducts certain operations in Canada. The Investment Canada Act (the "ICA") requires that notice of the acquisition of "control" (as defined in the
ICA) by "non-Canadians" (as defined by the ICA) of any "Canadian business" (as defined by the ICA) be furnished to Investment Canada, a Canadian governmental agency.

    The acquisition of Shares by the Purchaser pursuant to the Offer may constitute an indirect acquisition of a "Canadian business" within the meaning of the ICA. The Purchaser intends to file any required notice under the ICA.

    CANADIAN PRE-MERGER NOTIFICATION REQUIREMENTS. Certain provisions of Canada's Competition Act require pre-notification to the Director of Investigation and Research appointed under the Competition Act (the "Canadian Director") of significant corporate transactions, such as the acquisition of a large percentage of the stock of a public company which has Canadian operations, or a merger or consolidation involving such an entity. Pre-notification is generally required with respect to transactions in which the parties to the transactions and their affiliates have assets in Canada, or annual gross revenues from sales in, from or into Canada, in excess of Cdn. $400 million and which involve the direct or indirect acquisition of an operating business, the value of the assets of which, or the gross revenues from sales in or from Canada generated from these assets, exceed Cdn. $35 million per year. For transactions subject to the notification requirements, notice must be given seven or 21 days prior to the completion of the transaction depending on the information provided to the Canadian Director. The Canadian Director may waive the waiting period. After the applicable waiting period expires or is waived, the transaction may be completed. If the Canadian Director determines that the proposed transaction prevents or lessens, or is reasonably likely to prevent or lessen, competition substantially in a definable market, the Canadian Director may apply to the Competition Tribunal, a special purpose Canadian tribunal, to, among other things, require the disposition of the Canadian assets acquired in such transaction. The Purchaser intends to file any required notice and information with respect to its proposed acquisition with the Canadian Director for an advance ruling certificate to the effect that the Offer or Proposed Merger would not prevent or lessen, or be likely to prevent or lessen, competition substantially.

    OTHER FOREIGN APPROVALS. According to publicly available information, the Company also owns property and conducts business in a number of other foreign countries and jurisdictions. In connection with the acquisition of the Shares pursuant to the Offer or the Proposed Merger, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on the Company's operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Proposed Merger. There can be no assurance that the Purchaser will be able to cause the Company or its subsidiaries to satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for the Company or any subsidiary after purchase of the Shares pursuant to the Offer or the Proposed Merger Combination.

    MARGIN CREDIT REGULATIONS. Federal Reserve Board Regulations G,T,U and X (the "Margin Credit Regulations") restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the Shares, if the credit is secured directly or indirectly thereby. The borrowings under the Credit Facilities will not be directly secured by a pledge of the Shares. In addition, Computer Associates and the Purchaser believe that such borrowings will not be "indirectly secured" within the meaning of the Margin Credit Regulations, as interpreted. Accordingly, Computer Associates and the Purchaser believe that the Margin Credit Regulations are not applicable to the borrowings under the Credit Facilities.

    16. CERTAIN FEES AND EXPENSES. Bear, Stearns & Co. Inc. ("Bear Stearns") is acting as Dealer Manager in connection with the Offer and as financial advisor to Computer Associates and the Purchaser in connection with the proposed acquisition of the Company. Computer Associates is obligated to pay to Bear Stearns, if, as more fully described in the engagement letter relating thereto, during the term of the engagement or within 12 months thereafter Computer Associates acquires the Company or more than 50% of its outstanding voting securities, a fee of $5 million and a fee of $1 million (which will be credited against such $5 million fee) if Computer Associates requests Bear Stearns to render a customary fairness opinion. Bear Stearns is also entitled to act as sole lead underwriter, placement agent and financial advisor in connection with certain debt and equity financings (and certain refinancings) and certain asset sales for a specified period following the acquisition and to receive fees in connection therewith. In addition, Computer Associates has agreed to reimburse Bear Stearns for its reasonable expenses, including reasonable fees and disbursements of its counsel, incurred in rendering its services under its engagement agreement with Computer Associates and has agreed to indemnify Bear Stearns against certain liabilities and expenses in connection with the Offer and the Proposed Merger, including certain liabilities under the federal securities laws. Bear Stearns from time to time renders various investment banking services to Computer Associates and its affiliates for which it is paid customary fees.

    In the ordinary course of business, Bear Stearns and its affiliates may actively trade the securities of the Company for their own account and for the account of customers and accordingly may, at any time, hold long or short positions in such securities. As of February 16, 1998, Bear Stearns held for its own account and the account of its affiliates a net short position of approximately 700 shares.

    MacKenzie Partners, Inc. has been retained by Computer Associates as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares and Rights by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares and Rights. Computer Associates will pay the Information Agent reasonable and customary compensation for all such services in addition to reimbursing the Information Agent for reasonable out-of-pocket expenses in connection therewith. Computer Associates has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

    In addition, First Chicago Trust Company of New York has been retained as the Depositary. Computer Associates will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses in connection therewith and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

    Except as set forth above, neither Computer Associates nor the Purchaser will pay any fees or commissions to any broker, dealer or other person (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares and Rights pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by the Purchaser for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

    17. MISCELLANEOUS. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares or Rights residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

    In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

    Computer Associates and the Purchaser have filed with the Commission a
Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such
Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the office of the Commission in the same manner as described in Section 8 with respect to information concerning the Company, except that they will not be available at the regional offices of the Commission.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR COMPUTER ASSOCIATES NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of Computer Associates, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

                                          CAI COMPUTER SERVICES CORP.

February 17, 1998

                                                                      SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                     COMPUTER ASSOCIATES AND THE PURCHASER

    1. DIRECTORS AND EXECUTIVE OFFICERS OF COMPUTER ASSOCIATES. The following table sets forth the name, age, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Computer Associates. Each such person is a citizen of the United States of America, except for Willem F.P. de Vogel who is a citizen of The Netherlands. Unless otherwise indicated below, the business address of each person is c/o Computer Associates International, Inc., One Computer Associates Plaza, Islandia, New York 11788. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Computer Associates.

                         DIRECTORS (INCLUDING EXECUTIVE
                          OFFICERS WHO ARE DIRECTORS)

                                                 PRESENT PRINCIPAL OCCUPATION
             NAME AND                                                  OR EMPLOYMENT; MATERIAL POSITIONS
         BUSINESS ADDRESS               AGE                            HELD DURING PAST FIVE YEARS
----------------------------------      ---      ------------------------------------------------------------------------

Russell M. Artzt..................          50   Director of Computer Associates since 1980. Executive Vice
                                                 President--Research and Development since April 1987 and Senior
                                                 Development Officer since 1976.

Willem F.P. de Vogel..............          46   Director of Computer Associates since 1991. President of Three Cities
Three Cities Research, Inc.                      Research, Inc., a private investment management firm in New York City,
135 East 57th Street                             since 1981. From August 1981 to August 1990, Mr. de Vogel served as a
New York, New York 10022                         director of Computer Associates. He is also a director of MLX Corp.

Irving Goldstein..................          59   Director of Computer Associates since 1990. Director General and Chief
INTELSAT                                         Executive Officer of INTELSAT, an international satellite
3400 International Drive, N.W.                   telecommunications company, since February 1992. He was Chairman and
Washington, D.C. 20008                           Chief Executive Officer of Communications Satellite Corporation from
                                                 October 1985 to February 1992 and President from May 1983 to October
                                                 1985, and was a director from May 1983 to February 1992.

Richard A. Grasso.................          50   Director of Computer Associates since January 1994. Chairman and Chief
New York Stock Exchange                          Executive Officer of the New York Stock Exchange since June 1995. He was
11 Wall Street                                   Executive Vice Chairman of the New York Stock Exchange from 1991 to 1995
New York, New York 10005                         and President and Chief Operating Officer of the New York Stock Exchange
                                                 from 1988 to 1995.

Shirley Strum Kenny...............          62   Director of Computer Associates since July 1994. President of State
President's Office                               University of New York at Stony Brook since 1994. She was President of
State University of                              Queens College of the City University of New York from 1989 to 1994. She
  New York at Stony Brook                        is also a director of Toys "R" Us, Inc.
Stony Brook, New York 11794

                                                 PRESENT PRINCIPAL OCCUPATION
             NAME AND                            OR EMPLOYMENT; MATERIAL POSITIONS
         BUSINESS ADDRESS               AGE      HELD DURING PAST FIVE YEARS
----------------------------------      ---      ------------------------------------------------------------------------
Sanjay Kumar......................          35   Director of Computer Associates since January 1994. President and Chief
                                                 Operating Officer since January 1994. He was Senior Vice
                                                 President--Planning from April 1989 to December 1992 and Executive Vice
                                                 President--Operations from January 1993 to December 1993.

Charles B. Wang...................          52   Director of Computer Associates since 1976. Chief Executive Officer since 1976 and Chairman of the Board since April 1980. He is also a director of Symbol Technologies, Inc.

                           EXECUTIVE OFFICERS WHO ARE
                                 NOT DIRECTORS

                                            PRESENT PRINCIPAL OCCUPATION
          NAME AND                                                  OR EMPLOYMENT; MATERIAL POSITIONS
      BUSINESS ADDRESS             AGE                              HELD DURING PAST FIVE YEARS
-----------------------------      ---      ----------------------------------------------------------------------------

Michael A. McElroy...........          53   Vice President and Secretary. He was elected Secretary effective January
                                            1997 and has been a Vice President since 1989.

Charles P. McWade............          52   Senior Vice President--Finance since April 1990. He was Senior Vice
                                            President and Treasurer from April 1988 to March 1994.

Lisa Savino..................          32   Vice President and Treasurer since November 1997. She was Vice President and
                                            Assistant Treasurer April 1996 to November 1997. She was Assistant Vice
                                            President and Assistant Treasurer from April 1995 to April 1996. From 1990 to March 1995, she held various positions at Computer Associates.

Peter A. Schwartz............          54   Senior Vice President--Finance and Chief Financial Officer since April 1987.

Ira H. Zar...................          36   Senior Vice President--Finance since November 1997. He was Senior Vice
                                            President and Treasurer from April 1994 to October 1997. He was previously
                                            Vice President--Finance from April 1990 to March 1994.

    2. DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER. The following table sets forth the name and position with the Purchaser of each director and executive officer of the Purchaser and, with respect to Steven M. Woghin, his age, present principal occupation or employment, and material occupations, positions, offices or employments for the past five years. For further information regarding such persons (other than Steven M. Woghin), see paragraph 1 above.

            NAME                   AGE                              POSITION WITH THE PURCHASER
-----------------------------      ---      ----------------------------------------------------------------------------

Sanjay Kumar.................          35   Director and President of the Purchaser since its incorporation on February
                                            17, 1997.

Peter A. Schwartz............          54   Director, Vice President and Treasurer of the Purchaser since its incorporation on February 17, 1997.

Steven M. Woghin.............          51   Director, Vice President and Secretary of the Purchaser since its incorporation on February 17, 1997. Senior Vice President and General
                                            Counsel of Computer Associates since April 1995. He was Vice
                                            President--Legal of Computer Associates from April 1992 to March 1995. Prior to 1990 through April 1992, he was a partner in the law firm of Arter &
                                            Hadden.

    Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and Rights and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        THE DEPOSITARY FOR THE OFFER IS:

                    FIRST CHICAGO TRUST COMPANY OF NEW YORK

          BY MAIL:                       BY HAND:                BY OVERNIGHT DELIVERY:
 FIRST CHICAGO TRUST COMPANY    FIRST CHICAGO TRUST COMPANY    FIRST CHICAGO TRUST COMPANY
         OF NEW YORK                    OF NEW YORK                        OF
     Tenders & Exchanges            Tenders & Exchanges                 NEW YORK
         Suite 4660              c/o The Depository Trust          Tenders & Exchanges
        P.O. Box 2569                     Company                      Suite 4680
   Jersey City, New Jersey       55 Water Street, DTC TAD,      14 Wall Street, 8th Floor
         07303-2569              Vietnam Veterans Memorial      New York, New York 10005
                                           Plaza
                                 New York, New York 10041

                                       BY FACSIMILE:
                                (FOR ELIGIBLE INSTITUTIONS
                                          ONLY):
                                      (201) 222-4720
                                            or
                                      (201) 222-4721

                        CONFIRM FACSIMILE BY TELEPHONE:

                                 (201) 222-4707

    Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                        [MACKENZIE PARTNERS, INC. LOGO]

                                156 Fifth Avenue
                            New York, New York 10010
                                 (212) 929-5500
                                       or
                         CALL TOLL-FREE (800) 322-2885
                      THE DEALER MANAGER FOR THE OFFER IS:
                            BEAR, STEARNS & CO. INC.
                                245 Park Avenue
                            New York, New York 10167
                                 (212) 272-2000